UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  June 2, 2021 (May 30, 2021)

OLD NATIONAL BANCORP
(Exact name of Registrant as specified in its charter)

Indiana	001-15817	35-1539838
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Main Street Evansville, Indiana	47708
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 731-2265

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	ONB	The NASDAQ Stock Market LLC

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (s230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (s240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.  Entry into a Material Definitive Agreement.

On May 30, 2021, Old National Bancorp, an Indiana corporation (“Old National”), and First Midwest Bancorp, Inc., a Delaware corporation (“First Midwest”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, First Midwest and Old National will merge (the “Merger”), with Old National as the surviving corporation in the Merger. Following the Merger, First Midwest Bank, an Illinois state-charted bank and a wholly-owned subsidiary of First Midwest (“First Midwest Bank”), and Old National Bank, a national banking association and a wholly-owned subsidiary of Old National (“Old National Bank”) will merge (the “Bank Merger”), with Old National Bank as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved and adopted by the board of directors of each of Old National and First Midwest.

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of First Midwest (“First Midwest Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by First Midwest or Old National, will be converted into the right to receive 1.1336 shares (the “Exchange Ratio”) of common stock, no par value per share, of Old National (“Old National Common Stock”).  Holders of First Midwest Common Stock will receive cash in lieu of fractional shares.

At the Effective Time, (i) each share of 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share, of First Midwest outstanding immediately prior to the Effective Time will be converted into the right to receive one share of a newly created series of preferred stock of Old National having terms that are not materially less favorable than the First Midwest Series A preferred stock and (ii) each share of 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value per share, of First Midwest outstanding immediately prior to the Effective Time will be converted into the right to receive one share of a newly created series of preferred stock of Old National having terms that are not materially less favorable than the First Midwest Series C preferred stock.

In addition, at the Effective Time, each outstanding First Midwest equity award granted under First Midwest’s equity compensation plans will be converted into a corresponding award with respect to Old National Common Stock, with the number of shares underlying such award adjusted based on the Exchange Ratio. Each such converted Old National equity award will continue to be subject to the same terms and conditions as applied to the corresponding First Midwest equity award, except that in the case of First Midwest performance share awards, the number of shares underlying the converted Old National equity awards will be adjusted based on the number of shares underlying the First Midwest performance share awards immediately prior to the Effective Time that would be earned assuming the achievement of the applicable performance goals based on the higher of target performance and actual performance, with such awards continuing to vest after the Effective Time solely based on continued service, subject to no performance conditions.  Each hypothetical First Midwest Common Stock investment credited under the First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors, the First Midwest Bancorp, Inc. Nonqualified Stock Option Gain Deferral Plan or the First Midwest Bancorp, Inc. Nonqualified Retirement Plan that is unsettled immediately prior to the Effective Time will be assumed and converted into a hypothetical Old National Common Stock deemed investment based on the Exchange Ratio.

The Merger Agreement also provides, among other things, that effective as of the Effective Time, (i) Michael L. Scudder will serve as Executive Chairman of the board of directors of the surviving corporation for a term of two (2) years and thereafter will serve as a consultant for a term of one (1) year, (ii) James C. Ryan III will serve as the Chief Executive Officer and as a member of the board of directors of the surviving corporation and will serve as the Chief Executive Officer and as Chairman of the board of directors of the surviving bank, (iii) Mark G. Sander will serve as the President and Chief Operating Officer of the surviving corporation and surviving bank and as a member of the board of directors of the surviving bank, (iv) James A. Sandgren will serve as the Chief Executive Officer, Commercial Banking of the surviving corporation and surviving bank and as a member of the board of directors of the surviving bank, and (v) Rebecca S. Skillman (or another independent member from the board of directors of Old National, designated by Old National) will serve as the lead independent director of the board of the directors of the surviving corporation. In addition, the board of directors of the surviving corporation will be comprised of sixteen (16) directors, of which eight (8) will be former members of the board of directors of Old National designated by Old National, including James C. Ryan III, and eight (8) will be former members of the board of directors of First Midwest designated by First Midwest, including Michael L. Scudder.  The Merger Agreement provides that the headquarters of the surviving corporation and the main office of the surviving bank will be located in Evansville, Indiana and the name of the surviving corporation and surviving bank will be Old National Bancorp and Old National Bank, respectively. The Commercial Banking and Consumer Banking operations of the surviving bank will be headquartered in Chicago, Illinois. Effective as of the Effective Time, the bylaws of Old National will be amended to reflect the foregoing and certain related governance matters.  In connection with the completion of the Merger, Old National will propose to amend its articles of incorporation to increase the number of authorized shares of Old National Common Stock from 300 million to 600 million (the “Articles Amendment”).

The Merger Agreement contains customary representations and warranties from both Old National and First Midwest, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) its obligations to call a meeting of its shareholders and stockholders, respectively, to adopt the Merger Agreement and, subject to certain exceptions, to recommend that its shareholders and stockholders, respectively, adopt the Merger Agreement, and (iii) its non-solicitation obligations relating to alternative acquisition proposals. Old National and First Midwest have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (i) adoption of the Merger Agreement by Old National’s shareholders, (ii) adoption of the Merger Agreement by First Midwest’s stockholders, (iii) authorization for listing on the NASDAQ Stock Market LLC of the shares of Old National Common Stock to be issued in the Merger as well as shares of the newly created series of Old National preferred stock (or depositary shares in respect thereof), (iv) receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, without the imposition of any condition or restriction that would be reasonably expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger, (v) effectiveness of the registration statement on Form S-4 for the Old National Common Stock and the newly created series of Old National preferred stock (or depositary shares in respect thereof) to be issued in the Merger, (vi) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement illegal and (vii) the execution of a bank merger agreement providing for the Bank Merger by Old National Bank and First Midwest Bank. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Old National and First Midwest and further provides that a termination fee of $97 million will be payable by either Old National or First Midwest, as applicable, upon termination of the Merger Agreement under certain circumstances.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Old National or First Midwest, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Old National, First Midwest, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of Old National and First Midwest and a prospectus of Old National, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of Old National and First Midwest makes with the Securities and Exchange Commission (“SEC”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 5.02.  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the execution of the Merger Agreement, Old National entered into letter agreements with each of Mr. James C. Ryan III and Mr. James A. Sandgren.  Except as provided therein, the letter agreements do not amend or change the executives’ existing employment agreements.  In the event that the Merger does not close, these letter agreements will be void ab initio.

The letter agreements provide that Mr. Ryan and Sandgren waive any right to claim that the Merger constitutes a Change in Control under their respective employment agreements. In his letter agreement, Mr. Ryan also agreed that his removal from the role as Chairman of the Board of the surviving corporation will not constitute Good Reason under his existing employment agreement so long as he is re-elected as Chairman of the Board on the second annual anniversary of the Merger. Similarly, Mr. Sandgren agreed that his removal from the role of President and Chief Operating Officer of the surviving corporation will not constitute Good Reason under his existing employment agreement. These waivers and agreements mean that Messrs. Ryan and Sandgren will not be entitled to severance compensation as a result of the corporate governance changes effected in connection with the Merger.

Pursuant to the letter agreements, Messrs. Ryan and Sandgren will be granted Integration Awards in the form of Performance Shares issued pursuant to Old National’s Amended and Restated 2008 Incentive Compensation Plan, as amended. Mr. Ryan’s and Mr. Sandgren’s Integration Awards are in the amount of 296,063 and 164,829 Performance Shares, respectively. The Integration Awards vest upon the surviving corporation achieving $109 million dollars in estimated cost savings from the Merger (the “Integration Performance Target”) during the twenty-four months following the Merger (the “Performance Period”).  Fifty percent (50%) of the Performance Shares underlying the Integration Awards will be payable upon achievement during the Performance Period of cost savings equal to a minimum of seventy-five percent (75%) of the Integration Performance Target. The remaining Performance Shares underlying the Integration Awards will be payable upon achievement of cost savings during the Performance Period between seventy-five percent (75%) of the Integration Performance Target and one hundred percent (100%) or more of the Integration Performance Target.  The Performance Shares payable for achievement of the Integration Performance Target between seventy-five percent (75%) and one hundred percent (100%) or more of the Integration Performance Target will be determined on a prorated, straight-line basis for achievement of results falling between the seventy-five percent (75%) and one hundred percent (100%) thresholds.  The Integration Awards have a one-year minimum vesting period. The letter agreements provide that if the Integration Performance Target is not achieved, Old National will not grant replacement awards.

The executives’ equity awards that are outstanding on the closing of the Merger and any unpaid portion of the Integration Awards will vest and be payable to the executive, if prior to the end of the Performance Period, there is (i) an early termination of service of the executive by the surviving corporation other than for Unacceptable Performance or Cause or (ii) a resignation by the executive for Good Reason (as such terms are defined in their respective employment agreements).

The executives’ existing equity awards and any unpaid portion of the Integration Awards will vest and be payable to the executive, if prior to the end of the Performance Period, there is (i) an early termination of service of the executive by the surviving corporation other than for Unacceptable Performance or Cause or (ii) a resignation by the executive for Good Reason (as such terms are defined in their respective employment agreements).

The foregoing description of the letter agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the letter agreements, which are attached hereto as Exhibits 10.1 and 10.2 and are incorporated herein by reference.

Item 9.01.  Financial Statements and Exhibits.

(d)          Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated May 30, 2021, by and between Old National Bancorp and First Midwest Bancorp, Inc.*

10.1	Letter Agreement, dated May 30, 2021, by and between Old National Bancorp and James C. Ryan III

10.2	Letter Agreement, dated May 30, 2021, by and between Old National Bancorp and James A. Sandgren

104	Cover Page Interactive Date File (embedded within the Inline XBRL document).

*
Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed herewith include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward‐looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward‐looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10‐K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10‐Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S‑4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SECURITY HOLDERS OF FIRST MIDWEST AND OLD NATIONAL AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MIDWEST, OLD NATIONAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov).  Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC.  Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC.  Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 2, 2021

OLD NATIONAL BANCORP

By:	/s/ Jeffrey L. Knight
Jeffrey L. Knight
EVP, Chief Legal Counsel and Corporate Secretary

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and between

OLD NATIONAL BANCORP

and

FIRST MIDWEST BANCORP, INC.

Dated as of May 30, 2021

TABLE OF CONTENTS

	ARTICLE I

	THE MERGER

1.1	The Merger	1
1.2	Closing	1
1.3	Effective Time	2
1.4	Effects of the Merger	2
1.5	Conversion of First Midwest Common Stock	2
1.6	First Midwest Preferred Stock	3
1.7	Old National Stock	4
1.8	Treatment of First Midwest Equity Awards	4
1.9	Articles of Incorporation of Surviving Corporation	6
1.10	Bylaws of Surviving Corporation	6
1.11	Tax Consequences	6
1.12	Bank Merger	6

	ARTICLE II

	EXCHANGE OF SHARES

2.1	Old National to Make Merger Consideration Available	7
2.2	Exchange of Shares	7

	ARTICLE III

	REPRESENTATIONS AND WARRANTIES OF FIRST MIDWEST

3.1	Corporate Organization	10
3.2	Capitalization	12
3.3	Authority; No Violation	13
3.4	Consents and Approvals	14
3.5	Reports	15
3.6	Financial Statements	16
3.7	Broker’s Fees	17
3.8	Absence of Certain Changes or Events	18
3.9	Legal Proceedings	18
3.10	Taxes and Tax Returns	19
3.11	Employees and Employee Benefit Plans	19
3.12	Compliance with Applicable Law	23
3.13	Certain Contracts	24
3.14	Agreements with Regulatory Agencies	25
3.15	Risk Management Instruments	26
3.16	Environmental Matters	26

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3.17	Investment Securities and Commodities	26
3.18	Real Property	27
3.19	Intellectual Property	27
3.20	Related Party Transactions	28
3.21	State Takeover Laws	28
3.22	Reorganization	28
3.23	Opinions	28
3.24	First Midwest Information	29
3.25	Loan Portfolio	29
3.26	Insurance	30
3.27	Information Security	30
3.28	Subordinated Indebtedness.	30
3.29	Investment Advisor Subsidiary.	30

	ARTICLE IV

	REPRESENTATIONS AND WARRANTIES OF OLD NATIONAL

4.1	Corporate Organization	31
4.2	Capitalization	32
4.3	Authority; No Violation	34
4.4	Consents and Approvals	35
4.5	Reports	35
4.6	Financial Statements	36
4.7	Broker’s Fees	37
4.8	Absence of Certain Changes or Events	38
4.9	Legal Proceedings	38
4.10	Taxes and Tax Returns	38
4.11	Employees and Employee Benefit Plans	39
4.12	Compliance with Applicable Law	42
4.13	Certain Contracts	43
4.14	Agreements with Regulatory Agencies	45
4.15	Risk Management Instruments	45
4.16	Environmental Matters	45
4.17	Investment Securities and Commodities	46
4.18	Real Property	46
4.19	Intellectual Property	46
4.20	Related Party Transactions	47
4.21	State Takeover Laws	47
4.22	Reorganization	47
4.23	Opinions	47
4.24	Old National Information	47
4.25	Loan Portfolio	48
4.26	Insurance	48
4.27	Information Security	49

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	ARTICLE V

	COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the Effective Time	49
5.2	Forbearances	49

	ARTICLE VI

	ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	53
6.2	Access to Information; Confidentiality	54
6.3	Shareholders’ Approval and Stockholder Approval	55
6.4	Legal Conditions to Merger	57
6.5	Stock Exchange Listing	57
6.6	Employee Matters	58
6.7	Indemnification; Directors’ and Officers’ Insurance	60
6.8	Additional Agreements	61
6.9	Advice of Changes	61
6.10	Dividends	61
6.11	Stockholder Litigation	61
6.12	Corporate Governance	62
6.13	Acquisition Proposals	63
6.14	Public Announcements	64
6.15	Change of Method	64
6.16	Restructuring Efforts	64
6.17	Takeover Statutes	65
6.18	Treatment of First Midwest Debt	65
6.19	Exemption from Liability under Section 16(b)	65

	ARTICLE VII

	CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	66
7.2	Conditions to Obligations of Old National	67
7.3	Conditions to Obligations of First Midwest	68

	ARTICLE VIII

	TERMINATION AND AMENDMENT

8.1	Termination	69
8.2	Effect of Termination	70

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	ARTICLE IX

	GENERAL PROVISIONS

9.1	Nonsurvival of Representations, Warranties and Agreements	72
9.2	Amendment	72
9.3	Extension; Waiver	73
9.4	Expenses	73
9.5	Notices	73
9.6	Interpretation	74
9.7	Counterparts	75
9.8	Entire Agreement	75
9.9	Governing Law; Jurisdiction	75
9.10	Waiver of Jury Trial	75
9.11	Assignment; Third-Party Beneficiaries	76
9.12	Specific Performance	76
9.13	Severability	76
9.14	Confidential Supervisory Information	77
9.15	Delivery by Electronic Transmission	77
9.16	No Other Representations or Warranties	77

Exhibit A – Form of Old National Bancorp Articles Amendment
Exhibit B – Form of Old National Bancorp Bylaw Amendment
Exhibit C – Form of Bank Merger Agreement

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INDEX OF DEFINED TERMS

Page

Acquisition Proposal	67
Adjusted Performance Award	5
affiliate	78
Agreement	1
Bank Merger	7
Bank Merger Agreement	7
Bank Merger Certificates	7
BHC Act	11
business day	78
CARES Act	25
Certificates of Merger	2
Chosen Courts	79
Closing	1
Closing Date	2
Code	1
Confidentiality Agreement	58
Continuation Period	60
Continuing Employees	60
Controlled Group Liability	22
DGCL	1
Effective Time	2
Enforceability Exceptions	15
Environmental Laws	28
ERISA	21
ERISA Affiliate	22
Exchange Act	18
Exchange Agent	7
Exchange Fund	7
Exchange Ratio	2
FDIC	13
Federal Reserve Board	15
First Midwest	1
First Midwest 401(k) Plan	61
First Midwest Bank	7
First Midwest Benefit Plans	21
First Midwest Board Recommendation	58
First Midwest Bylaws	12
First Midwest Certificate	12
First Midwest Common Stock	2
First Midwest Compensation Committee	5
First Midwest Contract	26
First Midwest Deemed Stock Investment	5
First Midwest Disclosure Schedule	10

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First Midwest DRIP	13
First Midwest Indemnified Parties	63
First Midwest Meeting	58
First Midwest Owned Properties	28
First Midwest Performance Award	5
First Midwest Qualified Plans	21
First Midwest Real Property	29
First Midwest Regulatory Agreement	27
First Midwest Reports	17
First Midwest Restricted Stock Award	4
First Midwest Restricted Stock Unit Award	4
First Midwest Section 16 Individuals	69
First Midwest Series A Preferred Stock	3
First Midwest Series C Preferred Stock	3
First Midwest Subsidiary	12
GAAP	11
Governmental Entity	16
Indiana Secretary	2
Intellectual Property	29
IRS	20
J.P. Morgan	19
Joint Proxy Statement	15
KBW	39
knowledge	78
Liens	14
Loans	31
Material Adverse Effect	11
Materially Burdensome Regulatory Condition	57
Merger	1
Merger Consideration	2
Multiemployer Plan	22
Multiple Employer Plan	22
NASDAQ	9
New Certificates	7
New Old National Series A Preferred Stock	3
New Old National Series C Preferred Stock	4
New Plans	61
OCC	15
Old Certificate	2
Old National	1
Old National 401(k) Plan	62
Old National Articles Amendment	6
Old National Bank	7
Old National Benefit Plans	41
Old National Board Recommendation	58
Old National Bylaw Amendment	6

-vi-

Old National Bylaws	6
Old National Certificate	6
Old National Common Stock	2
Old National Contract	46
Old National Disclosure Schedule	33
Old National Equity Awards	34
Old National ESPP	34
Old National Meeting	58
Old National Owned Properties	48
Old National Preferred Stock	34
Old National Qualified Plans	42
Old National Real Property	49
Old National Regulatory Agreement	47
Old National Reports	38
Old National Restricted Stock Award	34
Old National SARs	34
Old National Section 16 Individuals	44
Old National Stock Options	34
Old National Stock Plan	34
Old National Subsidiary	33
Pandemic	12
Pandemic Measures	12
PBGC	21
Permitted Encumbrances	29
person	78
Personal Data	24
Premium Cap	63
Recommendation Change	59
Regulatory Agencies	16
Representatives	66
Requisite First Midwest Vote	14
Requisite Old National Vote	36
Requisite Regulatory Approvals	56
S-4	15
Sarbanes-Oxley Act	17
SEC	15
Securities Act	17
Security Breach	25
Significant Subsidiaries	12
SRO	16
Subsidiary	12
Surviving Bank	7
Surviving Corporation	1
Takeover Statutes	30
Tax	20
Tax Return	20

-vii-

Taxes	20
Termination Date	73
Termination Fee	74
Total Borrower Commitment	31

-viii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 30, 2021 (this “Agreement”), by and between Old National Bancorp, an Indiana corporation (“Old National”), and First Midwest Bancorp, Inc., a Delaware corporation (“First Midwest”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Old National and First Midwest have determined that it is in the best interests of their respective companies and their shareholders and stockholders, as applicable, to consummate the strategic business combination transaction provided for herein, pursuant to which First Midwest will, subject to the terms and conditions set forth herein, merge with and into Old National (the “Merger”), so that Old National is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Old National and First Midwest have approved the Merger and this Agreement;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1          The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Indiana Business Corporation Law (the “IBCL”), at the Effective Time, First Midwest shall merge with and into Old National.  Old National shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Indiana.  Upon consummation of the Merger, the separate corporate existence of First Midwest shall terminate.

1.2          Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 9:00 a.m. Central Time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by the parties (such date on which the Closing actually occurs being hereinafter referred to as the “Closing Date”).

1.3          Effective Time.  The Merger shall become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware and the articles of merger to be filed with the Secretary of State of the State of Indiana (the “Indiana Secretary”), respectively, on the Closing Date (the “Certificates of Merger”).  The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.

1.4          Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the IBCL and the DGCL.

1.5          Conversion of First Midwest Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Old National, First Midwest or the holder of any of the following securities:

(a)          Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of First Midwest (the “First Midwest Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of First Midwest Common Stock owned by First Midwest as treasury stock or owned by First Midwest or Old National (in each case other than shares of First Midwest Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by First Midwest or Old National in respect of debts previously contracted), shall be converted into the right to receive 1.1336 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, no par value, of Old National (the “Old National Common Stock”); it being understood that upon the Effective Time, pursuant to Section 1.7, the Old National Common Stock, including the shares issued to former holders of First Midwest Common Stock, shall be the common stock of the Surviving Corporation.

(b)          All of the shares of First Midwest Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to an “Old Certificate” shall be deemed to include reference to book‑entry account statements relating to the ownership of shares of First Midwest Common Stock) previously representing any such shares of First Midwest Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of Old National Common Stock which such shares of First Midwest Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of First Midwest Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon.  If, prior to the Effective Time, the outstanding shares of Old National Common Stock or First Midwest Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Old National and the holders of First Midwest Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit First Midwest or Old National to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c)          Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of First Midwest Common Stock that are owned by First Midwest or Old National (in each case other than shares of First Midwest Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by First Midwest or Old National in respect of debts previously contracted) shall be cancelled and shall cease to exist and no Old National Common Stock or other consideration shall be delivered in exchange therefor.

1.6          First Midwest Preferred Stock.

(a)          At the Effective Time, by virtue of the Merger and without any action on the part of Old National, First Midwest or the holder of any of the following securities, each share of 7.00% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share, of First Midwest (the “First Midwest Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one share of a newly created series of preferred stock of Old National having terms that are not materially less favorable (and taking into account that First Midwest will not be the surviving corporation in the Merger) as the First Midwest Series A Preferred Stock (all shares of such newly created series, collectively, the “New Old National Series A Preferred Stock”) and, upon such conversion, the First Midwest Series A Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.

(b)          At the Effective Time, by virtue of the Merger and without any action on the part of Old National, First Midwest or the holder of any of the following securities, each share of 7.00% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value per share, of First Midwest (the “First Midwest Series C Preferred Stock” and, together with the First Midwest Series A Preferred Stock, the “First Midwest Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one share of a newly created series of preferred stock of Old National having terms that are not materially less favorable (and taking into account that First Midwest will not be the surviving corporation in the Merger) as the First Midwest Series C Preferred Stock (all shares of such newly created series, collectively, the “New Old National Series C Preferred Stock” and, together with the New Old National Series A Preferred Stock, the “New Old National Preferred Stock”) and, upon such conversion, the First Midwest Series C Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.

1.7          Old National Stock.  At and after the Effective Time, each share of Old National Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.8          Treatment of First Midwest Equity Awards.

(a)          Except as otherwise agreed between First Midwest and Old National, at the Effective Time, each award in respect of a share of First Midwest Common Stock subject to vesting, repurchase or other lapse restriction granted under a First Midwest Stock Plan (a “First Midwest Restricted Stock Award”) that is outstanding, unvested and unsettled immediately prior to the Effective Time that is not a First Midwest Performance Award shall be assumed and converted into a restricted stock award in respect of Old National Common Stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such First Midwest Restricted Stock Award immediately prior to the Effective Time (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest Stock Plan or award agreement), and relating to the number of shares of Old National Common Stock equal to the product of (A) the number of shares of First Midwest Common Stock subject to such First Midwest Restricted Stock Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share of Old National Common Stock.

(b)          Except as otherwise agreed between First Midwest and Old National, at the Effective Time, each restricted stock unit award in respect of a share of First Midwest Common Stock granted under a First Midwest Stock Plan (a “First Midwest Restricted Stock Unit Award”) that is outstanding, unvested and unsettled immediately prior to the Effective Time that is not a First Midwest Performance Award shall  be assumed and converted into a restricted stock unit award in respect of Old National Common Stock subject to vesting, repurchase or other lapse restriction with the same terms and conditions as were applicable under such First Midwest Restricted Stock Unit Award immediately prior to the Effective Time (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest Stock Plan or award agreement), and relating to the number of shares of Old National Common Stock equal to the product of (A) the number of shares of First Midwest Common Stock subject to such First Midwest Restricted Stock Unit Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share of Old National Common Stock.

(c)          Except as otherwise agreed between First Midwest and Old National, at the Effective Time, each performance share award in respect of shares of First Midwest Common Stock granted under a First Midwest Stock Plan that is outstanding, unvested and unsettled immediately prior to the Effective Time (a “First Midwest Performance Award”) shall be assumed and converted into a restricted stock unit award in respect of Old National Common Stock (an “Adjusted Performance Award”) relating to the number of shares of Old National Common Stock equal to the product of (A) the number of shares of First Midwest Common Stock subject to such First Midwest Performance Award immediately prior to the Effective Time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the Effective Time based on the higher of target performance and actual performance through the latest practicable date prior to the Effective Time as reasonably determined by the compensation committee of the Board of Directors of First Midwest (the “First Midwest Compensation Committee”) consistent with past practice in consultation with Old National, multiplied by (B) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share of Old National Common Stock.  Except as specifically provided in this Section 1.8(c), each such Adjusted Performance Award shall be subject to the same terms and conditions (including service-based vesting terms, after giving effect to any “change in control” post-termination protections under the applicable First Midwest Stock Plan or award agreement) as applied to the First Midwest Performance Award immediately prior to the Effective Time; provided, that each such Adjusted Performance Award shall be subject to service-based vesting only and shall no longer be subject to any performance conditions.

(d)          Except as otherwise agreed between First Midwest and Old National, at the Effective Time, each hypothetical First Midwest Common Stock investment credited under the First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors, the First Midwest Bancorp, Inc. Nonqualified Stock Option Gain Deferral Plan or the First Midwest Bancorp, Inc. Nonqualified Retirement Plan (a “First Midwest Deemed Stock Investment”) that is unsettled immediately prior to the Effective Time shall be assumed and converted into a hypothetical Old National Common Stock deemed investment with the same terms and conditions as were applicable under such First Midwest Deemed Stock Investment immediately prior to the Effective Time (including vesting terms, after giving effect to any “change in control” post-termination protections under the First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors, the First Midwest Bancorp, Inc. Nonqualified Stock Option Gain Deferral Plan or the First Midwest Bancorp, Inc. Nonqualified Retirement Plan) and relating to the number of shares of Old National Common Stock equal to the product of (A) the number of shares of First Midwest Common Stock subject to such First Midwest Deemed Stock Investment immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share of Old National Common Stock.

(e)          Promptly following the Effective Time, Old National shall file a post-effective amendment to the S-4 or an effective registration statement on Form S-8 with respect to the Old National Common Stock subject to the applicable adjusted First Midwest Equity Awards, as required.

(f)          At or prior to the Effective Time, First Midwest, the Board of Directors of First Midwest or the First Midwest Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the First Midwest Equity Awards consistent with the provisions of this Section 1.8.

(g)          For purposes of this Agreement, the following terms shall have the following meanings:

(i)          “First Midwest Equity Awards” means the First Midwest Restricted Stock Awards, the First Midwest Restricted Stock Unit Awards, the First Midwest Performance Awards and the First Midwest Deemed Stock Investments.

(ii)         “First Midwest Stock Plans” means the First Midwest Bancorp, Inc. Amended and Restated 2018 Stock and Incentive Plan, the First Midwest Bancorp, Inc. 2018 Stock and Incentive Plan, the First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan, as further amended, and the First Midwest Bancorp, Inc. Amended and Restated Non-Employee Directors Stock Plan.

1.9          Articles of Incorporation of Surviving Corporation.  At the Effective Time, the Fifth Amended and Restated Articles of Incorporation of Old National (the “Old National Articles”), which may be amended as set forth in Exhibit A (such amendment, the “Old National Articles Amendment”), shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10        Bylaws of Surviving Corporation.  At the Effective Time, the Amended and Restated Bylaws of Old National (the “Old National Bylaws”), as amended as set forth in Exhibit B (such amendment, the “Old National Bylaw Amendment”), shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.11        Tax Consequences.  It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.12        Bank Merger.  Following the Merger, First Midwest Bank (“First Midwest Bank”), an Illinois state-chartered bank and a wholly-owned Subsidiary of First Midwest, will merge (the “Bank Merger”) with and into Old National Bank, a national banking association and a wholly-owned Subsidiary of Old National (“Old National Bank”).  Old National Bank shall be the surviving entity in the Bank Merger (the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of First Midwest Bank shall cease.  As soon as practical after the date of this Agreement, or on such later date as Old National and First Midwest may mutually agree, Old National and First Midwest shall cause Old National Bank and First Midwest Bank, respectively, to enter into an agreement and plan of merger in substantially the form set forth in Exhibit C (the “Bank Merger Agreement”).  Each of Old National and First Midwest shall approve the Bank Merger Agreement and the Bank Merger as the sole stockholder of Old National Bank and First Midwest Bank, respectively, and Old National and First Midwest shall, and shall cause Old National Bank and First Midwest Bank, respectively, to execute certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time.  The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.

ARTICLE II

EXCHANGE OF SHARES

2.1          Old National to Make Merger Consideration Available.  At or prior to the Effective Time, Old National shall deposit, or shall cause to be deposited, with an exchange agent designated by Old National and mutually acceptable to First Midwest (the “Exchange Agent”), for the benefit of the holders of Old Certificates (which for purposes of this Article II shall be deemed to include certificates or book-entry account statements representing shares of First Midwest Preferred Stock), for exchange in accordance with this Article II, (a) certificates or, at Old National’s option, evidence of shares in book-entry form (collectively, referred to herein as “New Certificates”), representing the shares of Old National Common Stock or New Old National Preferred Stock to be issued to holders of First Midwest Common Stock or First Midwest Preferred Stock, as applicable, and (b) cash in lieu of any fractional shares (such cash and New Certificates for shares of Old National Common Stock and New Old National Preferred Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and Section 1.6 and paid pursuant to Section 2.2(a).

2.2          Exchange of Shares.

(a)          As promptly as practicable after the Effective Time, but in no event later than ten (10) business days thereafter, Old National and First Midwest shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of First Midwest Common Stock or First Midwest Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration or shares of New Old National Preferred Stock, as applicable, pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of Old National Common Stock and any cash in lieu of fractional shares or shares of New Old National Preferred Stock, as applicable, which the shares of First Midwest Common Stock or First Midwest Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b).  Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of Old National Common Stock to which such holder of First Midwest Common Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), or (ii) (A) a New Certificate representing the number of shares of New Old National Preferred Stock to which such holder of First Midwest Preferred Stock shall have become entitled pursuant to the provisions of Article I and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates.  Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Old National Common Stock or shares of New Old National Preferred Stock which the shares of First Midwest Common Stock or First Midwest Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)          No dividends or other distributions declared with respect to Old National Common Stock or New Old National Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II.  After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Old National Common Stock or shares of New Old National Preferred Stock which the shares of First Midwest Common Stock or First Midwest Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive.

(c)          If any New Certificate representing shares of Old National Common Stock or New Old National Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Old National Common Stock or New Old National Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable
.
(d)          After the Effective Time, there shall be no transfers on the stock transfer books of First Midwest of the shares of First Midwest Common Stock or First Midwest Preferred Stock that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of Old National Common Stock or New Old National Preferred Stock, as applicable, as provided in this Article II.

(e)          Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Old National Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Old National Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Old National.  In lieu of the issuance of any such fractional share, Old National shall pay to each former holder of First Midwest Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Old National Common Stock on the NASDAQ Stock Market LLC (“NASDAQ”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of First Midwest Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Old National Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5.  The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)          Any portion of the Exchange Fund that remains unclaimed by the holders of First Midwest Common stock and First Midwest Preferred Stock for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation.  Any former holders of First Midwest Common Stock and First Midwest Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Old National Common Stock and cash in lieu of any fractional shares or shares of New Old National Preferred Stock, as applicable, and any unpaid dividends and distributions on the Old National Common Stock or New Old National Preferred Stock deliverable in respect of each former share of First Midwest Common Stock or First Midwest Preferred Stock, as applicable, that such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding the foregoing, none of Old National, First Midwest, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of First Midwest Common Stock or First Midwest Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)          Old National shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Old National Common Stock, any dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of First Midwest Common Stock, First Midwest Preferred Stock or First Midwest Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of Tax law.  To the extent that amounts are so withheld by Old National or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of First Midwest Common Stock, First Midwest Preferred Stock or First Midwest Equity Awards in respect of which the deduction and withholding was made by Old National or the Exchange Agent, as the case may be.

(h)          In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Old National or the Exchange Agent, the posting by such person of a bond in such amount as Old National or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Old National Common Stock and any cash in lieu of fractional shares, or the shares of New Old National Preferred Stock deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FIRST MIDWEST

Except (a) as disclosed in the disclosure schedule delivered by First Midwest to Old National concurrently herewith (the “First Midwest Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the First Midwest Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by First Midwest that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any First Midwest Reports filed by First Midwest after January 1, 2020 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), First Midwest hereby represents and warrants to Old National as follows:

3.1          Corporate Organization.

(a)          First Midwest is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”).  First Midwest has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  First Midwest is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Midwest.  As used in this Agreement, “Material Adverse Effect” means, with respect to Old National, First Midwest or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations (including the Pandemic Measures) of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b) (Authority; No Violation), 3.4 (Consents and Approvals), 3.11(j) (Employees and Employee Benefit Plans; Claims), 4.3(b) (Authority; No Violation), 4.4 (Consents and Approvals) or 4.11(j) (Employees and Employee Benefit Plans; Claims)) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso) or (G) the expenses incurred by First Midwest or Old National in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby.  As used in this Agreement, “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or Covid-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic; “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act; and “Significant Subsidiaries” shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated under the Exchange Act.  True and complete copies of the Restated Certificate of Incorporation of First Midwest (as further amended, the “First Midwest Certificate”) and the Amended and Restated Bylaws of First Midwest (the “First Midwest Bylaws”), as in effect as of the date of this Agreement, have previously been made available by First Midwest to Old National.

(b)          Each Subsidiary of First Midwest (a “First Midwest Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on First Midwest and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.  There are no restrictions on the ability of any Subsidiary of First Midwest to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of each Subsidiary of First Midwest that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.  Section 3.1(b) of the First Midwest Disclosure Schedule sets forth a true and complete list of all Subsidiaries of First Midwest as of the date hereof.

3.2          Capitalization.

(a)          As of the date of this Agreement, the authorized capital stock of First Midwest consists of 250,000,000 shares of First Midwest Common Stock and 1,000,000 shares of preferred stock, no par value.  As of May 27, 2021, there are (i) 114,331,407 shares of First Midwest Common Stock outstanding, including 1,330,987 shares of First Midwest Common Stock granted in respect of outstanding First Midwest Restricted Stock Awards, (ii) 11,044,310 shares of First Midwest Common Stock held in treasury, (iii) 3,659,599 shares of First Midwest Common Stock reserved for issuance pursuant to future grants under the First Midwest Stock Plans, (iv) 138,629 shares of First Midwest Common Stock reserved for issuance upon the settlement of outstanding First Midwest Restricted Stock Unit Awards, (v) 1,077,942 shares of First Midwest Common Stock reserved for issuance upon settlement of outstanding First Midwest Performance Awards (assuming performance goals applicable to First Midwest Performance Awards are satisfied at the maximum level), (vi) 4,300,000 depositary shares, each representing a 1/40th interest in a share of First Midwest Series A Preferred Stock outstanding (vii) 4,900,000 depositary shares, each representing a 1/40th interest in a share of First Midwest Series C Preferred Stock outstanding and 656,511 shares of First Midwest Common Stock reserved for issuance pursuant to future grants under the First Midwest Dividend Reinvestment Stock Purchase Plan (the “First Midwest DRIP”).  As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since May 27, 2021 resulting from the exercise, vesting or settlement of any First Midwest Equity Awards described in the immediately preceding sentence or shares issued in respect of the First Midwest DRIP, there are no other shares of capital stock or other equity or voting securities of First Midwest issued, reserved for issuance or outstanding.  All hypothetical First Midwest Common Stock investments with respect to a First Midwest Deemed Stock Investment represent only the right to receive a payment in cash based on the fair market value of a share of First Midwest Common Stock, and zero shares of First Midwest Common Stock are reserved for issuance in respect of outstanding First Midwest Deemed Stock Investment upon the settlement thereof.  All of the issued and outstanding shares of First Midwest Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of First Midwest may vote.  Except as set forth on Section 3.2(a) of the First Midwest Disclosure Schedule, no trust preferred or subordinated debt securities of First Midwest are issued or outstanding.  Other than First Midwest Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a) and shares issuable in respect of the First Midwest DRIP, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in First Midwest, or contracts, commitments, understandings or arrangements by which First Midwest may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in First Midwest, or that otherwise obligate First Midwest to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing.  There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which First Midwest is a party or is bound with respect to the voting or transfer of First Midwest Common Stock or other equity interests of First Midwest.

(b)          First Midwest owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the First Midwest Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No First Midwest Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3          Authority; No Violation.

(a)          First Midwest has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of First Midwest.  The Board of Directors of First Midwest has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of First Midwest and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to First Midwest’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect.  Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of First Midwest Common Stock entitled to vote on this Agreement (the “Requisite First Midwest Vote”) and (ii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of First Midwest Bank and First Midwest as First Midwest Bank’s sole stockholder, no other corporate proceedings on the part of First Midwest are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by First Midwest and (assuming due authorization, execution and delivery by Old National) constitutes a valid and binding obligation of First Midwest, enforceable against First Midwest in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)          Neither the execution and delivery of this Agreement by First Midwest nor the consummation by First Midwest of the transactions contemplated hereby, including the Bank Merger, nor compliance by First Midwest with any of the terms or provisions hereof, will (i) violate any provision of the First Midwest Certificate or the First Midwest Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Midwest or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of First Midwest or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which First Midwest or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Midwest.

3.4          Consents and Approvals.  Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board, the Office of the Comptroller of the Currency (the “OCC”) and the Illinois Department of Financial and Professional Regulation (the “IDFPR”)  in connection with the Bank Merger, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking or insurance authorities listed on Section 3.4 of the First Midwest Disclosure Schedule or Section 4.4 of the Old National Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of First Midwest’s stockholders and Old National’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Old National in connection with the transactions contemplated by this Agreement (the “S‑4”) and the declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger and the Articles of Designations for the New Old National Preferred Stock with the Indiana Secretary pursuant to the IBCL and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) on NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by First Midwest of this Agreement or (ii) the consummation by First Midwest of the Merger and the other transactions contemplated hereby (including the Bank Merger).  As of the date hereof, First Midwest is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5          Reports.

(a)          First Midwest and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2019 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC or the IDFPR, as applicable, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i) – (vii), collectively, “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Midwest.  Subject to Section 9.14, except as set forth on Section 3.5(a) of the First Midwest Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of First Midwest and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of First Midwest, investigation into the business or operations of First Midwest or any of its Subsidiaries since January 1, 2019, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of First Midwest or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of First Midwest or any of its Subsidiaries since January 1, 2019; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Midwest.

(b)          An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by First Midwest to the SEC since December 31, 2018 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “First Midwest Reports”) is publicly available.  No such First Midwest Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  As of their respective dates, all First Midwest Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of First Midwest has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).  As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the First Midwest Reports.

3.6          Financial Statements.

(a)          The financial statements of First Midwest and its Subsidiaries included (or incorporated by reference) in the First Midwest Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of First Midwest and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of First Midwest and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of First Midwest and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.  Since January 1, 2017, no independent public accounting firm of First Midwest has resigned (or informed First Midwest that it intends to resign) or been dismissed as independent public accountants of First Midwest as a result of, or in connection with, any disagreements with First Midwest on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Midwest, neither First Midwest nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of First Midwest included in its Annual and Quarterly Reports on Form 10‑K and Form 10-Q for the fiscal year and quarter ended December 31, 2020 and March 31, 2021, respectively, (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2020, or in connection with this Agreement and the transactions contemplated hereby.

(c)          The records, systems, controls, data and information of First Midwest and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of First Midwest or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest.  First Midwest (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to First Midwest, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of First Midwest by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to First Midwest’s outside auditors and the audit committee of First Midwest’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect First Midwest’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of First Midwest, any fraud, whether or not material, that involves management or other employees who have a significant role in First Midwest’s internal controls over financial reporting.  To the knowledge of First Midwest, there is no reason to believe that First Midwest’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)          Since January 1, 2019, (i) neither First Midwest nor any of its Subsidiaries, nor, to the knowledge of First Midwest, any director, officer, auditor, accountant or representative of First Midwest or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of First Midwest or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that First Midwest or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing First Midwest or any of its Subsidiaries, whether or not employed by First Midwest or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by First Midwest or any of its officers, directors, employees or agents to the Board of Directors of First Midwest or any committee thereof or, to the knowledge of First Midwest, to any director or officer of First Midwest.

3.7          Broker’s Fees.  With the exception of the engagement of J.P. Morgan Securities LLC (“J.P. Morgan”), neither First Midwest nor any First Midwest Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.  First Midwest has disclosed to Old National as of the date hereof the aggregate fees provided for in connection with the engagement by First Midwest of J.P. Morgan related to the Merger and the other transactions contemplated hereby.

3.8          Absence of Certain Changes or Events.

(a)          Since December 31, 2020, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Midwest.

(b)          Except as set forth on Section 3.8(b) of the First Midwest Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2020, First Midwest and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9          Legal Proceedings.

(a)          Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on First Midwest, neither First Midwest nor any of its Subsidiaries is a party to any, and there are no pending or, to First Midwest’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First Midwest or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)          There is no injunction, order, judgment, decree, or regulatory restriction imposed upon First Midwest, any of its Subsidiaries or the assets of First Midwest or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to First Midwest and its Subsidiaries, taken as a whole.

3.10        Taxes and Tax Returns.

(a)          Each of First Midwest and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.  Neither First Midwest nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course).  All material Taxes of First Midwest and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.  Each of First Midwest and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party.  Neither First Midwest nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect.  The federal income Tax Returns of First Midwest and its Subsidiaries for all years to and including 2019 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.  Neither First Midwest nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of First Midwest and its Subsidiaries or the assets of First Midwest and its Subsidiaries.  First Midwest has made available to Old National true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.  Neither First Midwest nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among First Midwest and its Subsidiaries).  Neither First Midwest nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was First Midwest) or (b) has any liability for the Taxes of any person (other than First Midwest or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.  Neither First Midwest nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  Neither First Midwest nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).  At no time during the past five (5) years has First Midwest been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b)          As used in this Agreement, “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)          As used in this Agreement, “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11        Employees and Employee Benefit Plans.

(a)          Section 3.11(a) of the First Midwest Disclosure Schedule lists all material First Midwest Benefit Plans.  For purposes of this Agreement, “First Midwest Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, First Midwest or any of its Subsidiaries for the benefit of any current or former employee, officer or director of First Midwest or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b)          First Midwest has heretofore made available to Old National true and complete copies of (i) each material First Midwest Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such First Midwest Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such First Midwest Benefit Plan, (D) the most recently prepared actuarial report for each First Midwest Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such First Midwest Benefit Plan.

(c)          Each First Midwest Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(d)          Section 3.11(d) of the First Midwest Disclosure Schedule identifies each First Midwest Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “First Midwest Qualified Plans”).  The IRS has issued a favorable determination letter with respect to each First Midwest Qualified Plan and the related trust, and, to the knowledge of First Midwest, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any First Midwest Qualified Plan or the related trust.

(e)          With respect to each First Midwest Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code:  (i) no such First Midwest Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by First Midwest or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such PBGC Benefit Plan.  No Controlled Group Liability has been incurred by First Midwest or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of First Midwest, no condition exists that presents a material risk to First Midwest or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to First Midwest and its Subsidiaries.  For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(f)          None of First Midwest, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of First Midwest, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.  For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(g)          Except as set forth on Section 3.11(g) of the First Midwest Disclosure Schedule, neither First Midwest nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.

(h)          All contributions required to be made to any First Midwest Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any First Midwest Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of First Midwest, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to First Midwest and its Subsidiaries.

(i)          There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to First Midwest’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the First Midwest Benefit Plans, any fiduciaries thereof with respect to their duties to the First Midwest Benefit Plans or the assets of any of the trusts under any of the First Midwest Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to First Midwest and its Subsidiaries.

(j)          Except as set forth on Section 3.11(j) of the First Midwest Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of First Midwest or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of First Midwest or any of its Subsidiaries, (iii) accelerate the timing of or cause First Midwest or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any First Midwest Benefit Plan, or (iv) result in any limitation on the right of First Midwest or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any First Midwest Benefit Plan or related trust.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by First Midwest or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k)          Neither First Midwest nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(l)          There are no pending or, to the knowledge of First Midwest, threatened material labor grievances or material unfair labor practice claims or charges against First Midwest or any of its Subsidiaries, or any strikes or other material labor disputes against First Midwest or any of its Subsidiaries.  Neither First Midwest nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of First Midwest or any of its Subsidiaries and, to the knowledge of First Midwest, there are no organizing efforts by any union or other group seeking to represent any employees of First Midwest and its Subsidiaries.

(m)         First Midwest and its Subsidiaries are in compliance in all material respects with, and since December 31, 2018 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).

(n)          (i) To the knowledge of First Midwest, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2018 against any First Midwest Section 16 Individuals, (ii) since December 31, 2018, neither First Midwest nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any First Midwest Section 16 Individuals, and (iii) there are no proceedings currently pending or, to the knowledge of First Midwest, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any First Midwest Section 16 Individuals.

3.12        Compliance with Applicable Law.  First Midwest and each of its Subsidiaries hold, and have at all times since December 31, 2018, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Midwest, and, to the knowledge of First Midwest, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.  First Midwest and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to First Midwest or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.  Each of First Midwest’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better.  Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on First Midwest, none of First Midwest, or any of its Subsidiaries or, to the knowledge of First Midwest, any director, officer, employee, agent or other person acting on behalf of First Midwest or any of its Subsidiaries has, directly or indirectly, (a) used any funds of First Midwest or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of First Midwest or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of First Midwest or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of First Midwest or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for First Midwest or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for First Midwest or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.  First Midwest maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”).  To the knowledge of First Midwest, First Midwest has not experienced any Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on First Midwest.  To the knowledge of First Midwest, there are no data security or other technological vulnerabilities with respect to First Midwest’s information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on First Midwest.  Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Midwest:  (i) First Midwest Bank has complied in all material respects with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) First Midwest and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of First Midwest, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.13       Certain Contracts.

(a)          Except as set forth in Section 3.13(a) of the First Midwest Disclosure Schedule or as filed with or incorporated into any First Midwest Report filed prior to the date hereof, as of the date hereof, neither First Midwest nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any First Midwest Benefit Plan):  (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by First Midwest or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite First Midwest Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Midwest; (v) (A) that relates to the incurrence of indebtedness by First Midwest or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by First Midwest or any of its Subsidiaries of, or any similar commitment by First Midwest or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $15,000,000 or more, or (C) that provides for any material indemnification or similar obligations on the part of First Midwest or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of First Midwest or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $5,000,000 per annum other than any such contracts which are terminable by First Midwest or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by First Midwest or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of First Midwest or any of its Subsidiaries; or (ix) that relates to the acquisition or disposition of any person, business or asset and under which First Midwest or its Subsidiaries have or may have a material obligation or liability.  Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) (excluding any First Midwest Benefit Plan), whether or not set forth in the First Midwest Disclosure Schedule, is referred to herein as a “First Midwest Contract.”  First Midwest has made available to Old National true, correct and complete copies of each First Midwest Contract in effect as of the date hereof.

(b)          In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Midwest, (i) each First Midwest Contract is valid and binding on First Midwest or one of its Subsidiaries, as applicable, and in full force and effect, (ii) First Midwest and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each First Midwest Contract, (iii) to the knowledge of First Midwest, each third-party counterparty to each First Midwest Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such First Midwest Contract, (iv) First Midwest does not have knowledge of, and has not received notice of, any violation of any First Midwest Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of First Midwest or any of its Subsidiaries, or to the knowledge of First Midwest, any other party thereto, of or under any such First Midwest Contract and (vi) no third-party counterparty to any First Midwest Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any First Midwest Contract as a result of the Pandemic or the Pandemic Measures.

3.14        Agreements with Regulatory Agencies.  Subject to Section 9.14, neither First Midwest nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the First Midwest Disclosure Schedule, a “First Midwest Regulatory Agreement”), nor has First Midwest or any of its Subsidiaries been advised in writing since January 1, 2019, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such First Midwest Regulatory Agreement.

3.15        Risk Management Instruments.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on First Midwest, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of First Midwest, any of its Subsidiaries or for the account of a customer of First Midwest or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of First Midwest or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) First Midwest and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to First Midwest’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16        Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on First Midwest, First Midwest and its Subsidiaries are in compliance, and have complied since January 1, 2019, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to:  (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”).  There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of First Midwest, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on First Midwest or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against First Midwest, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Midwest.  To the knowledge of First Midwest, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Midwest.

3.17        Investment Securities and Commodities.

(a)          Each of First Midwest and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the First Midwest Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of First Midwest or its Subsidiaries.  Such securities and commodities are valued on the books of First Midwest in accordance with GAAP in all material respects.

(b)          First Midwest and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that First Midwest believes are prudent and reasonable in the context of such businesses.  Prior to the date of this Agreement, First Midwest has made available to Old National the material terms of such policies, practices and procedures.

3.18        Real Property.  Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, (a) First Midwest or a First Midwest Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the First Midwest Reports as being owned by First Midwest or a First Midwest Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “First Midwest Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such First Midwest Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with First Midwest Owned Properties, the “First Midwest Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of First Midwest, the lessor.  There are no pending or, to the knowledge of First Midwest, threatened condemnation proceedings against First Midwest Real Property.

3.19        Intellectual Property.  First Midwest and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, (a) (i) to the knowledge of First Midwest, the use of any Intellectual Property by First Midwest and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which First Midwest or any First Midwest Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of First Midwest, no person has asserted in writing to First Midwest that First Midwest or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of First Midwest, infringing on or otherwise violating, any right of First Midwest or any of its Subsidiaries with respect to any Intellectual Property owned by First Midwest or its Subsidiaries, and (c) neither First Midwest nor any First Midwest Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by First Midwest or any First Midwest Subsidiary, and First Midwest and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by First Midwest and its Subsidiaries.  For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.20       Related Party Transactions.  Except as set forth in Section 3.20 of the First Midwest Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between First Midwest or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of First Midwest or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding First Midwest Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of First Midwest) on the other hand, of the type required to be reported in any First Midwest Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

3.21        State Takeover Laws.  The Board of Directors of First Midwest has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Section 203 of the DGCL and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”). In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights will be available to the holders of First Midwest Common Stock or First Midwest Preferred Stock in connection with the Merger.

3.22        Reorganization.  First Midwest has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23        Opinions.  Prior to the execution of this Agreement, the Board of Directors of First Midwest has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of J.P. Morgan to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of First Midwest Common Stock.  Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24        First Midwest Information.  The information relating to First Midwest and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to First Midwest and its Subsidiaries that is provided by First Midwest or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Joint Proxy Statement (except for such portions thereof that relate only to Old National or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  The S-4 (except for such portions thereof that relate only to Old National or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

3.25        Loan Portfolio.

(a)          As of the date hereof, except as set forth in Section 3.25(a) of the First Midwest Disclosure Schedule, neither First Midwest nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) with any borrower (each a “Borrower”) in which First Midwest or any Subsidiary of First Midwest is a creditor which as of April 30, 2021, had an outstanding balance plus unfunded commitments, if any (collectively, the “Total Borrower Commitment”), of $10,000,000 or more and under the terms of which the Borrower was, as of  April 30, 2021, over ninety (90) days or more delinquent in payment of principal or interest.  Set forth in Section 3.25(a) of the First Midwest Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of First Midwest and its Subsidiaries that, as of  April 30, 2021, had an outstanding balance of $10,000,000 or more and were classified by First Midwest as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import, together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of First Midwest or any of its Subsidiaries that, as of April 30, 2021, is classified as “Other Real Estate Owned” and the book value thereof.

(b)          Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, each Loan of First Midwest and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of First Midwest and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)          Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, each outstanding Loan of First Midwest or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of First Midwest and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

3.26       Insurance.  Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, First Midwest and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of First Midwest reasonably has determined to be prudent and consistent with industry practice, and First Midwest and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of First Midwest and its Subsidiaries, First Midwest or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27        Information Security.  Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest, to the knowledge of First Midwest, since January 1, 2019, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of First Midwest and its Subsidiaries.

3.28        Subordinated Indebtedness.  First Midwest has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 6.18 of the First Midwest Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

3.29        Investment Advisor Subsidiary.

(a)          First Midwest has certain Subsidiaries that provide investment management, investment advisory or sub-advisory services (including management and advice provided to separate accounts and participation in wrap fee programs and are required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”)) (each such Subsidiary, a “First Midwest Advisory Entity”). Each First Midwest Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2018 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except in each case as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest.

(b)          The accounts of each advisory client of First Midwest or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable First Midwest Advisory Entity in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest.

(c)          None of the First Midwest Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Midwest.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF OLD NATIONAL

Except (a) as disclosed in the disclosure schedule delivered by Old National to First Midwest concurrently herewith (the “Old National Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Old National Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Old National that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Old National Reports filed by Old National after January 1, 2020 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Old National hereby represents and warrants to First Midwest as follows:

4.1          Corporate Organization.

(a)          Old National is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana and is a bank holding company duly registered under the BHC Act.  Old National has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Old National is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Old National.  True and complete copies of the Old National Articles and Old National Bylaws, as in effect as of the date of this Agreement, have previously been made available by Old National to First Midwest.

(b)          Each Subsidiary of Old National (a “Old National Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Old National, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.  There are no restrictions on the ability of any Subsidiary of Old National to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of each Subsidiary of Old National that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.  Section 4.1(b) of the Old National Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Old National as of the date hereof.

4.2          Capitalization.

(a)          As of the date of this Agreement, the authorized capital stock of Old National consists of 300,000,000 shares of Old National Common Stock and 2,000,000 shares of preferred stock, no par value (the “Old National Preferred Stock”).  As of May 27, 2021, there are (i) 165,732,716 shares of Old National Common Stock outstanding, including 537,177 shares of Old National Common Stock granted in respect of outstanding awards of restricted Old National Common Stock under the Old National Stock Plan (an “Old National Restricted Stock Award”), (ii) no shares of Old National Common Stock held in treasury, (iii) no shares of Old National Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Old National Common Stock granted under the Old National Stock Plan and granted under plans acquired through previous acquisitions (“Old National Stock Options”), (iv) 28,035 shares of Old National Common Stock reserved for issuance upon the exercise of outstanding stock appreciation rights under the Old National Stock Plan and granted under plans acquired through previous acquisitions (“Old National SARs”), (v) 865,579 shares of Old National Common Stock reserved for issuance upon the settlement of outstanding restricted stock unit awards and accumulated dividend equivalents relating thereto upon the attainment of certain performance metrics (“Old National Restricted Stock Unit Award” and, together with the Old National Restricted Stock Award, the Old National Stock Options and the Old National SARs, the “Old National Equity Awards”), (vi) 2,403,343 shares of Old National Common Stock reserved for issuance pursuant to future grants under the Old National Stock Plan, (vii)  3,304,547.01 shares of Old National Common Stock reserved for issuance pursuant to future grants under the Old National Stock Purchase and Dividend Reinvestment Plan (the “Old National DRIP”), (viii) 165,247.615 shares of Old National Common Stock reserved for issuance pursuant to future grants under the Old National Employee Stock Purchase Plan (the “Old National ESPP”) and (ix) zero shares Old National Preferred Stock outstanding.  As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since May 27, 2021 resulting from the exercise, vesting or settlement of any Old National Equity Awards described in the immediately preceding sentence or shares issued in respect of the Old National DRIP or Old National ESPP, there are no other shares of capital stock or other equity or voting securities of Old National issued, reserved for issuance or outstanding.  As used herein, the “Old National Stock Plan” means the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (Amended and Restated as of May 10, 2012, and further Amended and Restated as of April 27, 2017, and further amended April 29, 2021).  All of the issued and outstanding shares of Old National Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Old National may vote.  Except as set forth on Section 4.2(a) of the Old National Disclosure Schedule, no trust preferred or subordinated debt securities of Old National are issued or outstanding.  Other than Old National Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a) and shares issuable in respect of the Old National DRIP and the Old National ESPP, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Old National, or contracts, commitments, understandings or arrangements by which Old National may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Old National, or that otherwise obligate Old National to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing.  There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Old National is a party or is bound with respect to the voting or transfer of Old National Common Stock or other equity interests of Old National.

(b)          Old National owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Old National Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Old National Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3          Authority; No Violation.

(a)          Old National has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger, the Bank Merger and the Old National Articles Amendment) have been duly and validly approved by the Board of Directors of Old National.  The Board of Directors of Old National has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Old National and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Old National’s shareholders for adoption at a meeting of such shareholders and has adopted a resolution to the foregoing effect.  Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Old National Common Stock entitled to vote on this Agreement (the “Requisite Old National Vote”), (ii) the adoption, approval and filing of an Articles of Designation with respect to the New Old National Preferred Stock with the Indiana Secretary, (iii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of Old National Bank and Old National as Old National Bank’s sole stockholder and (iv) the adoption of resolutions to give effect to the provisions of Section 6.12 in connection with the Closing, no other corporate proceedings on the part of Old National are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Old National and (assuming due authorization, execution and delivery by First Midwest) constitutes a valid and binding obligation of Old National, enforceable against Old National in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).  The shares of Old National Common Stock and New Old National Preferred Stock to be issued in the Merger have been validly authorized, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Old National will have any preemptive right or similar rights in respect thereof.

(b)          Neither the execution and delivery of this Agreement by Old National, nor the consummation by Old National of the transactions contemplated hereby, including the Bank Merger, nor compliance by Old National with any of the terms or provisions hereof, will (i) violate any provision of the Old National Articles or the Old National Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Old National, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Old National or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Old National or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Old National.

4.4          Consents and Approvals.  Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board, the OCC and the IDFPR, in connection with the Bank Merger, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking or insurance authorities listed on Section 3.4 of the First Midwest Disclosure Schedule or Section 4.4 of the Old National Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger and the Articles of Designations for the New Old National Preferred Stock with the Indiana Secretary pursuant to the IBCL, and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Old National of this Agreement or (ii) the consummation by Old National of the Merger and the other transactions contemplated hereby (including the Bank Merger).  As of the date hereof, Old National is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5          Reports.

(a)          Old National and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2019 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Old National.  Subject to Section 9.14, except as set forth on Section 4.5(a) of the Old National Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Old National and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Old National, investigation into the business or operations of Old National or any of its Subsidiaries since January 1, 2019, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Old National or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Old National or any of its Subsidiaries since January 1, 2019; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Old National.

(b)          An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by Old National to the SEC since December 31, 2018 pursuant to the Securities Act or the Exchange Act (the “Old National Reports”) is publicly available.  No such Old National Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  As of their respective dates, all Old National Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of Old National has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Old National Reports.

4.6          Financial Statements.

(a)          The financial statements of Old National and its Subsidiaries included (or incorporated by reference) in the Old National Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Old National and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Old National and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of Old National and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.  Since January 1, 2017, no independent public accounting firm of Old National has resigned (or informed Old National that it intends to resign) or been dismissed as independent public accountants of Old National as a result of, or in connection with, any disagreements with Old National on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Old National, neither Old National nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Old National included in its Annual and Quarterly Reports on Form 10-K and Form 10-Q for the fiscal year and quarter ended December 31, 2020 and March 31, 2021, respectively,  (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2020, or in connection with this Agreement and the transactions contemplated hereby.

(c)          The records, systems, controls, data and information of Old National and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Old National or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National.  Old National (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Old National, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Old National by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Old National’s outside auditors and the audit committee of Old National’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect Old National’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of Old National, any fraud, whether or not material, that involves management or other employees who have a significant role in Old National’s internal controls over financial reporting.  To the knowledge of Old National, there is no reason to believe that Old National’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)          Since January 1, 2019, (i) neither Old National nor any of its Subsidiaries, nor, to the knowledge of Old National, any director, officer, auditor, accountant or representative of Old National or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Old National or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Old National or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Old National or any of its Subsidiaries, whether or not employed by Old National or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Old National or any of its officers, directors, employees or agents to the Board of Directors of Old National or any committee thereof or, to the knowledge of Old National, to any director or officer of Old National.

4.7          Broker’s Fees.  With the exception of the engagement of Keefe, Bruyette & Woods, Inc., a Stifel Company (“KBW”), neither Old National nor any Old National Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.  Old National has disclosed to First Midwest as of the date hereof the aggregate fees provided for in connection with the engagement by Old National of KBW related to the Merger and the other transactions contemplated hereby.

4.8          Absence of Certain Changes or Events.

(a)          Since December 31, 2020, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Old National.

(b)          Except as set forth on Section 4.8(b) of the Old National Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2020, Old National and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9          Legal Proceedings.

(a)          Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Old National, neither Old National nor any of its Subsidiaries is a party to any, and there are no pending or, to Old National’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Old National or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)          There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Old National, any of its Subsidiaries or the assets of Old National or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to Old National and its Subsidiaries, taken as a whole.

4.10          Taxes and Tax Returns.  Each of Old National and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.  Neither Old National nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course).  All material Taxes of Old National and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.  Each of Old National and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party.  Neither Old National nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect.  The federal income Tax Returns of Old National and its Subsidiaries for all years to and including 2019 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.  Neither Old National nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Old National and its Subsidiaries or the assets of Old National and its Subsidiaries.  Old National has made available to First Midwest true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.  Neither Old National nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Old National and its Subsidiaries).  Neither Old National nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Old National) or (b) has any liability for the Taxes of any person (other than Old National or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.  Neither Old National nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  Neither Old National nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).  At no time during the past five (5) years has Old National been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.11       Employees and Employee Benefit Plans.

(a)          Section 4.11(a) of the Old National Disclosure Schedule lists all material Old National Benefit Plans.  For purposes of this Agreement, “Old National Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Old National or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Old National or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b)          Old National has heretofore made available to First Midwest true and complete copies of (i) each material Old National Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Old National Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such Old National Benefit Plan, (D) the most recently prepared actuarial report for each Old National Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such Old National Benefit Plan.

(c)          Each Old National Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(d)          Section 4.11(d) of the Old National Disclosure Schedule identifies each Old National Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Old National Qualified Plans”).  The IRS has issued a favorable determination letter with respect to each Old National Qualified Plan and the related trust, and, to the knowledge of Old National, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Old National Qualified Plan or the related trust.

(e)          With respect to each Old National Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code:  (i) no such Old National Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the PBGC have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Old National or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such Old National Benefit Plan.  No Controlled Group Liability has been incurred by Old National or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Old National, no condition exists that presents a material risk to Old National or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Old National and its Subsidiaries.

(f)          None of Old National, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of Old National, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.

(g)          Neither Old National nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.

(h)          All contributions required to be made to any Old National Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Old National Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Old National, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Old National and its Subsidiaries.

(i)          There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Old National’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Old National Benefit Plans, any fiduciaries thereof with respect to their duties to the Old National Benefit Plans or the assets of any of the trusts under any of the Old National Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Old National and its Subsidiaries.

(j)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of Old National or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of Old National or any of its Subsidiaries, (iii) accelerate the timing of or cause Old National or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Old National Benefit Plan, or (iv) result in any limitation on the right of Old National or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Old National Benefit Plan or related trust.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Old National or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k)          Neither Old National nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(l)          There are no pending or, to the knowledge of Old National, threatened material labor grievances or material unfair labor practice claims or charges against Old National or any of its Subsidiaries, or any strikes or other material labor disputes against Old National or any of its Subsidiaries.  Neither Old National nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Old National or any of its Subsidiaries and, to the knowledge of Old National, there are no organizing efforts by any union or other group seeking to represent any employees of Old National and its Subsidiaries.

(m)          Old National and its Subsidiaries are in compliance in all material respects with, and since December 31, 2018 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).

(n)          (i) To the knowledge of Old National, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2018 against any officer or director of Old National subject to the reporting requirements of Section 16(a) of the Exchange Act (“Old National Section 16 Individuals”), (ii) since December 31, 2018, neither Old National nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Old National Section 16 Individuals, and (iii) there are no proceedings currently pending or, to the knowledge of Old National, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any Old National Section 16 Individuals.

4.12        Compliance with Applicable Law.  Old National and each of its Subsidiaries hold, and have at all times since December 31, 2018, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Old National, and, to the knowledge of Old National, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.  Old National and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Old National or any of its Subsidiaries, including all laws relating to Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.  Each of Old National’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better.  Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Old National, none of Old National, or any of its Subsidiaries, or, to the knowledge of Old National, any director, officer, employee, agent or other person acting on behalf of Old National or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Old National or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Old National or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Old National or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Old National or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Old National or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Old National or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.  Old National maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach.  To the knowledge of Old National, Old National has not experienced any Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Old National.  To the knowledge of Old National, there are no data security or other technological vulnerabilities with respect to Old National information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Old National.  Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Old National:  (i) Old National Bank has complied in all material respects with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) Old National and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of Old National, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.13        Certain Contracts.

(a)          Except as set forth in Section 4.13(a) of the Old National Disclosure Schedule or as filed with or incorporated into any Old National Report filed prior to the date hereof, as of the date hereof, neither Old National nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral but excluding any Old National Benefit Plan):  (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by Old National or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Old National Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Old National; (v) (A) that relates to the incurrence of indebtedness by Old National or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by Old National or any of its Subsidiaries of, or any similar commitment by Old National or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $15,000,000 or more, or (C) that provides for any material indemnification or similar obligations on the part of Old National or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Old National or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $5,000,000 per annum other than any such contracts which are terminable by Old National or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by Old National or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of Old National or any of its Subsidiaries; or (ix) that relates to the acquisition or disposition of any person, business or asset and under which Old National or its Subsidiaries have or may have a material obligation or liability.  Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a) (excluding any Old National Benefit Plan), whether or not set forth in the Old National Disclosure Schedule, is referred to herein as a “Old National Contract”.  Old National has made available to First Midwest true, correct and complete copies of each Old National Contract in effect as of the date hereof.

(b)          In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Old National, (i) each Old National Contract is valid and binding on Old National or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Old National and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each Old National Contract, (iii) to the knowledge of Old National, each third-party counterparty to each Old National Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such Old National Contract, (iv) Old National does not have knowledge of, and has not received notice of, any violation of any Old National Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Old National or any of its Subsidiaries, or to the knowledge of Old National, any other party thereto, of or under any such Old National Contract and (vi) no third-party counterparty to any Old National Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Old National Contract as a result of the Pandemic or the Pandemic Measures.

4.14        Agreements with Regulatory Agencies.  Subject to Section 9.14, neither Old National nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Old National Disclosure Schedule, a “Old National Regulatory Agreement”), nor has Old National or any of its Subsidiaries been advised in writing since January 1, 2019, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Old National Regulatory Agreement.

4.15        Risk Management Instruments.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Old National, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Old National, any of its Subsidiaries or for the account of a customer of Old National or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Old National or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Old National and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Old National’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.16       Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Old National, Old National and its Subsidiaries are in compliance, and have complied since January 1, 2019, with all Environmental Laws.  There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Old National any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Old National or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Old National, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Old National.  To the knowledge of Old National, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Old National.

4.17        Investment Securities and Commodities.

(a)          Each of Old National and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Old National Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Old National or its Subsidiaries.  Such securities and commodities are valued on the books of Old National in accordance with GAAP in all material respects.

(b)          Old National and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Old National believes are prudent and reasonable in the context of such businesses.  Prior to the date of this Agreement, Old National has made available to First Midwest the material terms of such policies, practices and procedures.

4.18       Real Property.  Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, (a) Old National or a Old National Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Old National Reports as being owned by Old National or a Old National Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Old National Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Old National Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with Old National Owned Properties, the “Old National Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Old National, the lessor.  There are no pending or, to the knowledge of Old National, threatened condemnation proceedings against Old National Real Property.

4.19       Intellectual Property.  Old National and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, (a) (i) to the knowledge of Old National, the use of any Intellectual Property by Old National and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Old National or any Old National Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of Old National, no person has asserted in writing to Old National that Old National or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Old National, infringing on or otherwise violating, any right of Old National or any of its Subsidiaries with respect to any Intellectual Property owned by Old National or its Subsidiaries, and (c) neither Old National nor any Old National Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Old National or any Old National Subsidiary, and Old National and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Old National and its Subsidiaries.

4.20        Related Party Transactions.  Except as set forth in Section 4.20 of the Old National Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Old National or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Old National or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Old National Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Old National) on the other hand, of the type required to be reported in any Old National Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

4.21        State Takeover Laws.  The Board of Directors of Old National has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.

4.22        Reorganization.  Old National has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23        Opinions.  Prior to the execution of this Agreement, the Board of Directors of Old National has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of KBW to the effect that as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to Old National.  Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24        Old National Information.  The information relating to Old National and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Old National and its Subsidiaries that is provided by Old National or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Joint Proxy Statement (except for such portions thereof that relate only to First Midwest or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  The S-4 (except for such portions thereof that relate only to First Midwest or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25        Loan Portfolio.

(a)          As of the date hereof, except as set forth in Section 4.25(a) of the Old National Disclosure Schedule, neither Old National nor any of its Subsidiaries is a party to any Loan with a Borrower in which Old National or any Subsidiary of Old National is a creditor which as of April 30, 2021, had Total Borrower Commitment of $10,000,000 or more and under the terms of which the Borrower was, as of  April 30, 2021, over ninety (90) days or more delinquent in payment of principal or interest.  Set forth in Section 4.25(a) of the Old National Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Old National and its Subsidiaries that, as of  April 30, 2021, had an outstanding balance of $10,000,000 or more and were classified by Old National as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import, together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Old National or any of its Subsidiaries that, as of  April 30, 2021, is classified as “Other Real Estate Owned” and the book value thereof.

(b)          Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, each Loan of Old National and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Old National and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)          Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, each outstanding Loan of Old National or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Old National and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

4.26        Insurance.  Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, Old National and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Old National reasonably has determined to be prudent and consistent with industry practice, and Old National and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Old National and its Subsidiaries, Old National or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.27        Information Security.  Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Old National, to the knowledge of Old National, since January 1, 2019, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Old National and its Subsidiaries.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1          Conduct of Businesses Prior to the Effective Time.  During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the First Midwest Disclosure Schedule or the Old National Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of First Midwest and Old National shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either First Midwest or Old National to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.  Notwithstanding anything to the contrary set forth in Section 5.1 or Section 5.2 (other than Sections 5.2(b) and 5.2(f), to which this sentence shall not apply), a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to the Pandemic or the Pandemic Measures; provided, that such party shall provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require consent of the other party under this Section 5.1 or Section 5.2.

5.2          Forbearances.  During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the First Midwest Disclosure Schedule or the Old National Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including the Pandemic Measures), neither First Midwest nor Old National shall, and neither First Midwest nor Old National shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):

(a)          other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of First Midwest or any of its wholly-owned Subsidiaries to First Midwest or any of its wholly-owned Subsidiaries, on the one hand, or of Old National or any of its wholly-owned Subsidiaries to Old National or any of its wholly-owned Subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i)          adjust, split, combine or reclassify any capital stock;

(ii)          make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends by First Midwest at a rate not in excess of $0.14 per share of First Midwest Common Stock, (B) regular quarterly cash dividends by Old National at a rate not in excess of $0.14 per share of Old National Common Stock, (C) dividends paid by any of the Subsidiaries of each of First Midwest and Old National to First Midwest or Old National or any of their wholly-owned Subsidiaries, respectively, (D) in the case of First Midwest, dividends provided for and paid on shares of First Midwest Series A Preferred Stock and First Midwest Series C Preferred Stock in accordance with the terms of such First Midwest Series A Preferred Stock and First Midwest Series C Preferred Stock, respectively, (E) regular distributions on outstanding trust preferred securities in accordance with their terms or (F) the acceptance of shares of First Midwest Common Stock or Old National Common Stock, as the case may be, as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii)         grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of First Midwest or Old National or any of their respective Subsidiaries; or

(iv)         issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of First Midwest or Old National or their respective Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of First Midwest or Old National or their respective Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;

(c)          sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(d)          except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned Subsidiary of First Midwest or Old National, as applicable;

(e)          in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any First Midwest Contract or Old National Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to First Midwest or Old National, or enter into any contract that would constitute a First Midwest Contract or Old National Contract, if it were in effect on the date of this Agreement;

(f)          except as required under applicable law, the terms of any First Midwest Benefit Plan or Old National Benefit Plan existing as of the date hereof or Section 6.6 of this Agreement, as applicable, (i) enter into, establish, adopt, amend or terminate any First Midwest Benefit Plan or Old National Benefit Plan, or any arrangement that would be a First Midwest Benefit Plan or an Old National Benefit Plan if in effect on the date hereof, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such First Midwest Benefit Plan or Old National Benefit Plan, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases for current employees with an annual base salary below $300,000 in connection with a promotion (permitted hereunder) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement; provided, however, that the parties may enter into offer letters with new commercial banking hires in the ordinary course of business consistent with past practice that do not provide for enhanced or change in control severance, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any First Midwest Benefit Plan or Old National Benefit Plan, as the case may be, (vi) terminate the employment or services of any employee with an annual base salary equal to or in excess of $300,000, other than for cause, or (vii) hire or promote any employee with an annual base salary equal to or in excess of $300,000 (other than as a replacement hire or promotion on substantially similar terms of employment as the departed employee), or significantly change the responsibilities assigned to any such employee;

(g)          settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount and for consideration not in excess of $500,000 individually or $1,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;

(h)          take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i)          amend its articles of incorporation or certificate of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;

(j)          materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k)          implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(l)          enter into any new line of business or, other than in the ordinary course of business (which may include partnering with third parties in origination, flow, servicing and other capacities) consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(m)          merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(n)          make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or

(o)          agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1          Regulatory Matters.

(a)          Promptly after the date of this Agreement, First Midwest and Old National shall prepare and file with the SEC the Joint Proxy Statement and Old National shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus.  The parties shall use reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement.  The S-4 shall also, to the extent required under the Securities Act and the regulations promulgated thereunder, register the shares of New Old National Preferred Stock (or depositary shares in lieu thereof) that will be issued in the transaction.  Each of Old National and First Midwest shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and Old National and First Midwest shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders and stockholders, as applicable.  Old National shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and First Midwest shall furnish all information concerning First Midwest and the holders of First Midwest Common Stock and First Midwest Preferred Stock as may be reasonably requested in connection with any such action.

(b)          The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities.  Old National and First Midwest shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to First Midwest or Old National, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.  In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.  The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby.  Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law.  As used in this Agreement, “Requisite Regulatory Approvals” means all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (x) from the Federal Reserve Board and the OCC and (y) set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

(c)          Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby.  Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Old National or First Midwest or any of their respective Subsidiaries, and neither Old National nor First Midwest nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”).

(d)          To the extent permitted by applicable law, Old National and First Midwest shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Old National, First Midwest or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)          To the extent permitted by applicable law, Old National and First Midwest shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2          Access to Information; Confidentiality.

(a)          Upon reasonable notice and subject to applicable laws (including the Pandemic Measures), each of Old National and First Midwest, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Old National and First Midwest shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that Old National or First Midwest, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request.  Notwithstanding the foregoing, neither Old National nor First Midwest nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Old National’s or First Midwest’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.  The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)          Each of Old National and First Midwest shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Mutual Confidentiality and Non-Disclosure Agreement, dated as of March 15, 2021 between Old National and First Midwest (the “Confidentiality Agreement”).

(c)          No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein.  Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time.  Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3          Shareholders’ Approval and Stockholder Approval.

(a)          Each of First Midwest and Old National shall call, give notice of, convene and hold a meeting of its stockholders and shareholders, respectively, (the “First Midwest Meeting” and the “Old National Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) in the case of First Midwest, the Requisite First Midwest Vote and, in the case of Old National, the Requisite Old National Vote, respectively, required in connection with this Agreement and the Merger and also, in the case of Old National, the required shareholder vote to approve the Old National Articles Amendment (the “Old National Articles Amendment Vote”) and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders or shareholders, as applicable, in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of First Midwest and Old National shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings.  Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.

(b)          Subject to Section 6.3(c), each of Old National and First Midwest and their respective Boards of Directors shall use its reasonable best efforts to obtain from the shareholders and stockholders of Old National and First Midwest, as applicable, the Requisite Old National Vote, the Old National Articles Amendment Vote and the Requisite First Midwest Vote, as applicable, including by communicating to the respective shareholders of Old National and stockholders of First Midwest its recommendation (and including such recommendation in the Joint Proxy Statement) that the shareholders of Old National and stockholders of First Midwest, respectively, adopt this Agreement (the “Old National Board Recommendation” and the “First Midwest Board Recommendation,” respectively) and that the shareholders of Old National approve the Old National Articles Amendment.  Each of Old National and First Midwest and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Old National Board Recommendation, in the case of Old National, or the First Midwest Board Recommendation, in the case of First Midwest, (ii) fail to make the Old National Board Recommendation, in the case of Old National, or the First Midwest Board Recommendation, in the case of First Midwest, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Old National Board Recommendation, in the case of Old National, or the First Midwest Board Recommendation, in the case of First Midwest, in each case within ten (10) business days (or such fewer number of days as remains prior to the Old National Meeting or the First Midwest Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c)          Subject to Section 8.1 and Section 8.2, if the Board of Directors of Old National or First Midwest, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Old National Board Recommendation or the First Midwest Board Recommendation, as applicable, such Board of Directors may, in the case of Old National, prior to the receipt of the Requisite Old National Vote, and in the case of First Midwest, prior to the receipt of the Requisite First Midwest Vote, submit this Agreement to its stockholders or shareholders, respectively, without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders or shareholders, as applicable, in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Old National Board Recommendation or First Midwest Board Recommendation, as the case may be.  Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c) and will require a new notice period as referred to in this Section 6.3(c).

(d)          Old National or First Midwest shall adjourn or postpone the Old National Meeting or the First Midwest Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Old National Common Stock or First Midwest Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Old National or First Midwest, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Old National Vote or the Requisite First Midwest Vote, and subject to the terms and conditions of this Agreement, Old National or First Midwest, as applicable, shall continue to use reasonable best efforts to solicit proxies from its shareholders or stockholders, as applicable, in order to obtain the Requisite Old National Vote or the Requisite First Midwest Vote, respectively.  Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, (x) the Old National Meeting shall be convened and this Agreement shall be submitted to the shareholders of Old National at the Old National Meeting and (y) the First Midwest Meeting shall be convened and this Agreement shall be submitted to the stockholders of First Midwest at the First Midwest Meeting, and nothing contained herein shall be deemed to relieve either Old National or First Midwest of such obligation.

6.4          Legal Conditions to Merger.  Subject in all respects to Section 6.1 of this Agreement, each of Old National and First Midwest shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Old National or First Midwest or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5          Stock Exchange Listing.  Old National shall cause the shares of Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6          Employee Matters.

(a)          Old National, as the Surviving Corporation, shall provide the employees of First Midwest and its Subsidiaries as of the Effective Time (the “Continuing Employees”), during the period commencing at the Effective Time and ending on the later of the first anniversary of the Effective Time or December 31, 2022 (the “Continuation Period”), for so long as they are employed following the Effective Time, with the following:  (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such Continuing Employee immediately prior to the Effective Time; (ii) target incentive opportunities (both cash and equity) that are no less favorable than those provided by First Midwest and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time; (iii) all employee statutory entitlements; and (iv) all employee benefits (other than severance which will be provided as set forth in the last sentence of this Section 6.6(a)) and other compensation that are substantially comparable in the aggregate to those provided to similarly situated employees of Old National and its Subsidiaries; provided, that, with respect to clause (iv), (x) if the Effective Time occurs prior to December 31, 2021, the Surviving Corporation shall continue the health and welfare benefit plans of First Midwest, and the Continuing Employees may continue to participate in such plans, through December 31, 2021, and (y) until such time as Old National fully integrates the Continuing Employees into its plans, participation in the First Midwest Benefit Plans (other than severance) shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participating in the plans of Old National and its Subsidiaries on different dates following the Effective Time with respect to different plans.  During the Continuation Period, each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances shall be provided severance benefits as set forth in Section 6.6(a) of the First Midwest Disclosure Schedule.

(b)          With respect to any employee benefit plans of Old National or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Old National, as the Surviving Corporation, and its Subsidiaries shall (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous First Midwest Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a First Midwest Benefit Plan that provides health care benefits, to the same extent that such credit was given under the analogous First Midwest Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans,  (iii) recognize all service of such employees with First Midwest and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous First Midwest Benefit Plan prior to the Effective Time and (iv) honor any accrued paid time off, vacation or other approved leave; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.

(c)          If requested by Old National in writing at least fifteen (15) business days prior to the Effective Time, First Midwest shall cause any 401(k) plan sponsored or maintained by First Midwest and its Subsidiaries, including, without limitation, the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (each, a “First Midwest 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing.  If Old National requests that any First Midwest 401(k) Plan be terminated, (i) First Midwest shall provide Old National with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Old National) not later than two (2) business days immediately preceding the Effective Time, and (ii) the Continuing Employees of First Midwest shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Old National or one of its Subsidiaries (an “Old National 401(k) Plan”).  Old National and First Midwest shall take any and all actions as may be required, including amendments to any First Midwest 401(k) Plan and/or Old National 401(k) Plan, to permit the Continuing Employees of First Midwest who are then actively employed to make rollover contributions to the Old National 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof.

(d)          Old National, as the Surviving Corporation, shall assume and honor all First Midwest Benefit Plans in accordance with their terms. First Midwest agrees that the transactions contemplated by this Agreement shall constitute a “change in control”, “change of control” or other similar concept under any First Midwest Benefit Plan, and prior to the Effective Time, the First Midwest Board of Directors or First Midwest Compensation Committee shall be empowered to take such action as necessary to declare such status under such First Midwest Benefit Plans.

(e)          Reserved.

(f)          Nothing in this Agreement shall confer upon any employee, officer, director or consultant of First Midwest, Old National or any of their respective Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, First Midwest, Old National or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, First Midwest, Old National or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee (including any Continuing Employee), officer, director or consultant of the Surviving Corporation, First Midwest, Old National or any of their respective Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause.  Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any First Midwest Benefit Plan, Old National Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular First Midwest Benefit Plan, Old National Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time.  Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, officer, director or consultant of First Midwest, Old National or any of their respective Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7          Indemnification; Directors’ and Officers’ Insurance.

(a)          From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by First Midwest pursuant to the First Midwest Certificate, First Midwest Bylaws, the governing or organizational documents of any Subsidiary of First Midwest, any indemnification agreements in existence as of the date hereof that have been disclosed to Old National or the DGCL, each present and former director, officer or employee of First Midwest and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “First Midwest Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of First Midwest or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, the First Midwest Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such First Midwest Indemnified Party is not entitled to indemnification.

(b)          For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by First Midwest (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of First Midwest or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time; provided, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by First Midwest for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.  In lieu of the foregoing, First Midwest, in consultation with, but only upon the consent of Old National, may (and at the request of Old National, First Midwest shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under First Midwest’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)          The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each First Midwest Indemnified Party and his or her heirs and representatives.  If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8          Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Old National, on the one hand, and a Subsidiary of First Midwest, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Old National.

6.9          Advice of Changes.  Old National and First Midwest shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10        Dividends.  After the date of this Agreement, each of Old National and First Midwest shall coordinate with the other the declaration of any dividends in respect of Old National Common Stock and First Midwest Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of First Midwest Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of First Midwest Common Stock and any shares of Old National Common Stock any such holder receives in exchange therefor in the Merger. In furtherance of the foregoing, (a) starting with the fourth quarter of 2021, the Board of Directors of Old National shall cause its regular quarterly dividend record dates and payment dates for Old National Common Stock to be delayed so as to be similar to the regular quarterly dividend record dates and payments dates for First Midwest Common Stock and (b) the Board of Directors of First Midwest shall continue to pay dividends on the First Midwest Common Stock on substantially the same record and payment date schedules as have been utilized in the past.

6.11        Stockholder Litigation.  Each party shall give the other party prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation.  Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account.  No party shall agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.

6.12       Corporate Governance

(a)          Prior to the Effective Time, the Board of Directors of Old National shall take all actions necessary to adopt the Old National Bylaw Amendment and to effect the requirements referenced therein that are to be effected as of the Effective Time.  Effective as of the Effective Time, in accordance with the Old National Bylaw Amendment, the number of directors that will comprise the full Board of Directors of the Surviving Corporation shall be sixteen (16).  Of the members of the initial Board of Directors of the Surviving Corporation as of the Effective Time, eight (8) shall be members of the Board of Directors of First Midwest as of immediately prior to the Effective Time, designated by First Midwest, which shall include Michael L. Scudder, and eight (8) shall be members of the Board of Directors of Old National as of immediately prior to the Effective Time, designated by Old National, which shall include James C. Ryan III.

(b)          Effective as of the Effective Time, (i) Michael L. Scudder shall serve as the Executive Chairman of the Board of Directors of the Surviving Corporation for a term of two (2) years and thereafter shall serve as a consultant for a term of one (1) year, (ii) James C. Ryan III shall serve as the Chief Executive Officer and as a member of the Board of Directors of the Surviving Corporation and shall serve as the Chief Executive Officer and as Chairman of the Board of Directors of the Surviving Bank, (iii) Mark G. Sander shall serve as the President and Chief Operating Officer of the Surviving Corporation and Surviving Bank and as a member of the Board of Directors of the Surviving Bank, (iv) James A. Sandgren shall serve as the Chief Executive Officer, Commercial Banking of the Surviving Corporation and Surviving Bank and as a member of the Board of Directors of the Surviving Bank and (v) Rebecca S. Skillman (or another independent member of the Board of Directors of Old National, designated by Old National) shall, for a term of two (2) years, serve as the Lead Independent Director of the Board of Directors of the Surviving Corporation. Upon the expiration of Michael L. Scudder’s term as the Executive Chairman of the Board of Directors of the Surviving Corporation or upon his earlier death, resignation or removal, James C. Ryan III shall become Chairman of the Board of Directors of the Surviving Corporation.

(c)          Effective as of the Effective Time, (i) the headquarters and main office of the Surviving Corporation and the Surviving Bank will be located in Evansville, Indiana and (ii) the name of the Surviving Corporation will be “Old National Bancorp” and the name of the Surviving Bank will be “Old National Bank”.

(d)          The bylaws of Old National Bank in effect as the effective time of the Bank Merger will be consistent in all respects with the foregoing provisions of this Section 6.12.

6.13        Acquisition Proposals.

(a)          Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal.  Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite First Midwest Vote, in the case of First Midwest, or the Requisite Old National Vote, in the case of Old National, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party.  Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal.  Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal.  Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.  As used in this Agreement, “Acquisition Proposal” means, with respect to Old National or First Midwest, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its Subsidiaries or 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.

(b)          Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.14       Public Announcements.  First Midwest and Old National agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (b) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.14.

6.15       Change of Method.  First Midwest and Old National shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of First Midwest and Old National (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (a) alter or change the Exchange Ratio or the number of shares of Old National Common Stock received by holders of First Midwest Common Stock in exchange for each share of  First Midwest Common Stock, (b) adversely affect the Tax treatment of holders of First Midwest Common Stock or Old National Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of First Midwest or Old National pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner.  The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.16       Restructuring Efforts.  If either First Midwest or Old National shall have failed to obtain the Requisite First Midwest Vote or the Requisite Old National Vote at the duly convened First Midwest Meeting or Old National Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement, including by merging First Midwest into a newly created wholly owned subsidiary of Old National, (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio or the amount or kind of the consideration to be issued to holders of the capital stock of First Midwest as provided for in this Agreement, in a manner adverse to such party or its stockholders) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.16) to its stockholders for adoption or approval.

6.17        Takeover Statutes.  None of First Midwest, Old National or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect.  If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.18        Treatment of First Midwest Debt.  Upon the Effective Time (or at the effective time of the Bank Merger for any debt of First Midwest Bank), Old National, or Old National Bank, as applicable, shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by First Midwest or First Midwest Bank, as applicable, under the definitive documents governing the indebtedness and other instruments related thereto set forth on Section 6.18 of the First Midwest Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby.  In connection therewith, (i) Old National shall, and shall cause Old National Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (ii) First Midwest shall, and shall cause First Midwest Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents and provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time, or the effective time of the Bank Merger, as applicable.

6.19        Exemption from Liability under Section 16(b).  Old National and First Midwest agree that, in order to most effectively compensate and retain First Midwest Section 16 Individuals, both prior to and after the Effective Time, it is desirable that First Midwest Section 16 Individuals  not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of First Midwest Common Stock, First Midwest Preferred Stock and First Midwest Equity Awards into Old National Common Stock, New Old National Preferred Stock or Old National Equity Awards, as applicable, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.19.  First Midwest shall deliver to Old National in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of First Midwest subject to the reporting requirements of Section 16(a) of the Exchange Act (the “First Midwest Section 16 Individuals”), and the Board of Directors of Old National and of First Midwest, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of First Midwest) any dispositions of First Midwest Common Stock, First Midwest Preferred Stock or First Midwest Equity Awards by the First Midwest Section 16 Individuals, and (in the case of Old National) any acquisitions of Old National Common Stock, New Old National Preferred Stock, or Old National Equity Awards by any First Midwest Section 16 Individuals  who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

ARTICLE VII

CONDITIONS PRECEDENT

7.1          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)          Stockholder Approvals.  (i) This Agreement shall have been adopted and approved by the shareholders of Old National by the Requisite Old National Vote and (ii) this Agreement shall have been adopted by the stockholders of First Midwest by the Requisite First Midwest Vote.

(b)          NASDAQ Listing.  The shares of Old National Common Stock and New Old National Preferred Stock (or depositary shares in respect thereof) that shall be issuable pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(c)          Regulatory Approvals.  (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d)          S-4.  The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)          No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect.  No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

7.2          Conditions to Obligations of Old National.  The obligation of Old National to effect the Merger is also subject to the satisfaction or waiver by Old National at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of First Midwest set forth in Sections 3.2(a) (Capitalization) and 3.8(a) (Absence of Certain Changes or Events) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of First Midwest set forth in Sections 3.1(a) (Corporate Organization), 3.1(b) (Corporate Organization; Subsidiaries) (with respect to Significant Subsidiaries only), 3.2(b) (Capitalization; Subsidiaries) (with respect to Significant Subsidiaries only), 3.3(a) (Authority; No Violation) and 3.7 (Broker’s Fees) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date).  All other representations and warranties of First Midwest set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on First Midwest or the Surviving Corporation.  Old National shall have received a certificate signed on behalf of First Midwest by the Chief Executive Officer and the Chief Financial Officer of First Midwest to the foregoing effect.

(b)          Performance of Obligations of First Midwest.  First Midwest shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and Old National shall have received a certificate signed on behalf of First Midwest by the Chief Executive Officer and the Chief Financial Officer of First Midwest to such effect.

(c)          Federal Tax Opinion.  Old National shall have received the opinion of Squire Patton Boggs (US) LLP, in form and substance reasonably satisfactory to Old National, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Old National and First Midwest, reasonably satisfactory in form and substance to such counsel.

(d)          Bank Merger Agreement.  First Midwest shall have caused First Midwest Bank to execute and deliver the Bank Merger Agreement to Old National Bank.

7.3          Conditions to Obligations of First Midwest.  The obligation of First Midwest to effect the Merger is also subject to the satisfaction or waiver by First Midwest at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Old National set forth in Sections 4.2(a) (Capitalization) and 4.8(a) (Absence of Certain Changes or Events) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Old National set forth in Sections 4.1(a) (Corporate Organization), 4.1(b) (Corporate Organization; Subsidiaries) (with respect to Significant Subsidiaries only), 4.2(b) (Capitalization; Subsidiaries) (with respect to Significant Subsidiaries only), 4.3(a) (Authority; No Violation) and 4.7 (Broker’s Fees) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date).  All other representations and warranties of Old National set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Old National.  First Midwest shall have received a certificate signed on behalf of Old National by the Chief Executive Officer and the Chief Financial Officer of Old National to the foregoing effect.

(b)          Performance of Obligations of Old National.  Old National shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, including, but not limited to, each of the obligations, covenants and agreements set forth in Section 6.12  and to effect the requirements referenced therein that are to be effected as of the Effective Time, and First Midwest shall have received a certificate signed on behalf of Old National by the Chief Executive Officer and the Chief Financial Officer of Old National to such effect.

(c)          Federal Tax Opinion.  First Midwest shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to First Midwest, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Old National and First Midwest, reasonably satisfactory in form and substance to such counsel.

(d)          Bank Merger Agreement.  Old National shall have caused Old National Bank to execute and deliver the Bank Merger Agreement to First Midwest Bank.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1          Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Old National Vote or the Requisite First Midwest Vote:

(a)          by mutual written consent of Old National and First Midwest;

(b)          by either Old National or First Midwest if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c)          by either Old National or First Midwest if the Merger shall not have been consummated on or before the one (year) anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d)          by either Old National or First Midwest (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of First Midwest, in the case of a termination by Old National, or Old National, in the case of a termination by First Midwest, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Old National, or Section 7.3, in the case of a termination by First Midwest, and which is not cured within forty-five (45) days following written notice to First Midwest, in the case of a termination by Old National, or Old National, in the case of a termination by First Midwest, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)          by First Midwest prior to such time as the Requisite Old National Vote is obtained, if (i) Old National or the Board of Directors of Old National shall have made a Recommendation Change or (ii) Old National or the Board of Directors of Old National shall have breached its obligations under Section 6.3 or 6.13 in any material respect; or

(f)          by Old National prior to such time as the Requisite First Midwest Vote is obtained, if (i) First Midwest or the Board of Directors of First Midwest shall have made a Recommendation Change or (ii) First Midwest or the Board of Directors of First Midwest shall have breached its obligations under Section 6.3 or 6.13 in any material respect.

The party desiring to terminate this Agreement pursuant to clauses (b) through (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2          Effect of Termination.

(a)          In the event of termination of this Agreement by either Old National or First Midwest as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Old National, First Midwest, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.14 and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Old National nor First Midwest shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement.

(b)

(i)          In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of First Midwest or shall have been made directly to the stockholders of First Midwest generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the First Midwest Meeting) an Acquisition Proposal, in each case with respect to First Midwest and (A) (x) thereafter this Agreement is terminated by either Old National or First Midwest pursuant to Section 8.1(c) without the Requisite First Midwest Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Old National pursuant to Section 8.1(d) as a result of a willful breach by First Midwest, and (B) prior to the date that is twelve (12) months after the date of such termination, First Midwest enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then First Midwest shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Old National, by wire transfer of same day funds, a fee equal to $97,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25)%” shall instead refer to “fifty percent (50%)”.

(ii)          In the event that this Agreement is terminated by Old National pursuant to Section 8.1(f), then First Midwest shall pay Old National, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(c)

(i)          In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Old National or shall have been made directly to the shareholders of Old National generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Old National Meeting) an Acquisition Proposal, in each case with respect to Old National, and (A) (x) thereafter this Agreement is terminated by either Old National or First Midwest pursuant to Section 8.1(c) without the Requisite Old National Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by First Midwest pursuant to Section 8.1(d) as a result of a willful breach by Old National, and (B) prior to the date that is twelve (12) months after the date of such termination, Old National enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Old National shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay First Midwest, by wire transfer of same day funds, the Termination Fee, provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25)%” shall instead refer to “fifty percent (50%)”.

(ii)         In the event that this Agreement is terminated by First Midwest pursuant to Section 8.1(e), then Old National shall pay First Midwest, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(d)          Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or its willful and material breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.

(e)          Each of Old National and First Midwest acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Old National or First Midwest, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit.  In addition, if Old National or First Midwest, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in “The Wall Street Journal” on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.  The amounts payable by Old National and First Midwest pursuant to Sections 8.2(b) and 8.2(c), respectively, and this Section 8.2(e), constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.

ARTICLE IX

GENERAL PROVISIONS

9.1          Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2          Amendment.  Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Old National Vote or the Requisite First Midwest Vote; provided, that after adoption of this Agreement by the respective shareholders of Old National or stockholders of First Midwest, there may not be, without further approval of the shareholders of Old National or stockholders of First Midwest, as applicable, any amendment of this Agreement that requires such further approval under applicable law.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3          Extension; Waiver.  At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, that after the receipt of the Requisite Old National Vote or the Requisite First Midwest Vote, there may not be, without further approval of the shareholders of Old National or stockholders of First Midwest, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4          Expenses.  Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger shall be borne equally by Old National and First Midwest.

9.5          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Old National, to:

Old National Bancorp
One Main Street
Evansville, Indiana 47708
Attention:	Jeffrey L. Knight
Executive Vice President, Corporate Secretary
Email:	jeff.knight@oldnational.com

With a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
201 E. Fourth Street, Suite 1900
Cincinnati, OH 45202
Attention:	James J. Barresi
Email:	James.Barresi@squirepb.com

and

(a)	if to First Midwest, to:
First Midwest Bancorp, Inc.
8750 West Bryn Mawr Avenue, Suite 1300
Chicago, Illinois 60631
	Attention:	Nicholas J. Chulos
Executive Vice President, General Counsel and Corporate Secretary
	Email:	nick.chulos@firstmidwest.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
	Attention:	Mark J. Menting
	Email:	mentingm@sullcrom.com

9.6          Interpretation.  The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The word “or” shall not be exclusive.  References to “the date hereof” mean the date of this Agreement.  As used in this Agreement, the “knowledge” of First Midwest means the actual knowledge of any of the officers of First Midwest listed on Section 9.6 of the First Midwest Disclosure Schedule, and the “knowledge” of Old National means the actual knowledge of any of the officers of Old National listed on Section 9.6 of the Old National Disclosure Schedule.  As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Chicago, Illinois or Evansville, Indiana are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not‑for‑profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (ii) included in the virtual data room of a party prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger and (f) “ordinary course” and “ordinary course of business” with respect to either party shall take into account the commercially reasonable actions taken by such party and its Subsidiaries in response to the Pandemic and the Pandemic Measures.  The First Midwest Disclosure Schedule and the Old National Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.  All references to “dollars” or “$” in this Agreement are to United States dollars.  This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law (which shall include for purposes of this Agreement any Pandemic Measures).

9.7          Counterparts.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8          Entire Agreement.  This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9          Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

(b)          Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10        Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11        Assignment; Third-Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party.  Any purported assignment in contravention hereof shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.  Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12        Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached.  Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13        Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14       Confidential Supervisory Information.  Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 4.32(b)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law.  To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15       Delivery by Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No party hereto or to any such agreement or instrument shall raise the use of e‑mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e‑mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.16        No Other Representations or Warranties.

(a)          Except for the representations and warranties made by First Midwest in Article III and by Old National in Article IV, neither First Midwest, Old National, nor any other person makes any express or implied representation or warranty with respect to First Midwest, Old National or their respective Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of First Midwest and Old National hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither First Midwest nor Old National, as applicable, nor any other person makes or has made any representation or warranty to Old National or First Midwest, as applicable, or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to First Midwest or Old National, as applicable, or any of their respective Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by First Midwest in Article III and by Old National in Article IV, any oral or written information presented to Old National or First Midwest, as applicable, or any of their respective affiliates or representatives in the course of their respective due diligence investigation of First Midwest or Old National, as applicable, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)          Each of First Midwest and Old National acknowledges and agrees that neither Old National, First Midwest nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III and Article IV.

[Signature Page Follows]

IN WITNESS WHEREOF, Old National and First Midwest have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

OLD NATIONAL BANCORP

By:	/s/ James C. Ryan III
	Name:	James C. Ryan III
	Title:	Chairman of the Board and Chief Executive Officer

ATTEST:

By:	/s/ Jeffrey L. Knight
Name:	Jeffrey L. Knight
Title:	Executive Vice President and Chief Legal Counsel

FIRST MIDWEST BANCORP, INC.

By:	/s/ Michael L. Scudder
	Name:	Michael L. Scudder
	Title:	Chairman of the Board and Chief Executive Officer

ATTEST:

By:	/s/ Nicholas J. Chulos
Name:	Nicholas J. Chulos
Title:	Executive Vice President, General Counsel and Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Old National Articles Amendment

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
OLD NATIONAL BANCORP

Old National Bancorp (hereinafter referred to as the “Corporation”), duly existing under the Indiana Business Corporation Law, as amended (the “Act”), desiring to give notice of corporate action effectuating the amendment of its Articles of Incorporation (the “Amendment”), sets forth the following:

FIRST
NAME AND ADDRESS

The name of the Corporation is Old National Bancorp with the address of One Main Street, Evansville, IN 47708.

SECOND
AMENDMENT

The Fifth Amended and Restated Articles of Incorporation of Old National (the “Articles of Incorporation”) shall be amended as follows:

1.          Section 1 of Article IV of the Articles of Incorporation shall be amended and restated in its entirety to state:

The total number of shares of capital stock which the Corporation has authority to issue is 610,000,000 shares, all of which shall be divided into two classes of shares to be designated “Common Stock” and “Preferred Stock,” respectively, as follows:

600,000,000 shares of Common Stock, without par value; and

10,000,000 shares of Preferred Stock, without par value.1

THIRD
DATE AND MANNER OF ADOPTION AND VOTE

The shareholders of the Corporation entitled to vote in respect to the Amendment, adopted the proposed Amendment on __________, 2021.  The shareholders approved the Amendment by a vote of such shareholders during a meeting called by the Board of Directors.

[1]	Note to Draft: The parties reserve the right to adjust the number of shares of authorized capital stock.

The designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the Amendment, the number of votes of each voting group represented at the meeting of shareholders, and the number of shares voted in favor or against or having abstained as to the Amendment are set forth below:

Number of outstanding shares:
Shares entitled to vote (total):
Number of shares represented at the meeting:
Shares voted in favor:
Shares voted against:
Shares abstained:

The manner of the adoption of the Articles of Amendment and the vote by which they were adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation, and the Bylaws of the Corporation.

In witness whereof, the undersigned hereby verifies, subject to penalties of perjury, that the statements contained herein are true this ____ day of ______, 2021.

OLD NATIONAL BANCORP

By
Title
Name

Exhibit B

Form of Old National Bylaw Amendment

AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
OLD NATIONAL BANCORP

The Amended and Restated Bylaws of Old National Bancorp (the “Bylaws”) shall be amended as follows:

A new Article IX shall be added to the Bylaws to state:

ARTICLE IX

CERTAIN GOVERNANCE MATTERS

1.	Interpretation; Definitions.

(a)          The provisions of this Article IX shall apply notwithstanding anything to the contrary set forth in the other Articles of these Bylaws. In the event of any inconsistency or conflict between any provision of this Article IX and any other provision of these Bylaws, such provision of this Article IX shall control.

(b)          The following definitions shall apply to this Article IX:

(i)           “Designated Exchange” shall mean the primary stock exchange on which the Corporation’s common stock is listed.

(ii)          “Effective Time” shall have the meaning set forth in the Agreement and Plan of Merger, dated as of May 30, 2021, by and between First Midwest Bancorp, Inc. and Old National Bancorp, as it may have been amended, restated, supplemented or otherwise modified from time to time.

(iii)         “Entire Board of Directors” shall mean the total number of directors which the Board of Directors of the Corporation would have if there were no vacancies.

(iv)         “Legacy First Midwest” shall mean First Midwest Bancorp, Inc., a Delaware corporation, which has merged with and into the Corporation effective as of the Effective Time.

(v)          “Legacy First Midwest Directors” shall mean the persons who were directors of Legacy First Midwest immediately prior to the Effective Time and who were designated to be directors of the Corporation by the Board of Directors of Legacy First Midwest prior to the Effective Time and any additional directors nominated by the Legacy First Midwest Directors Nominating Committee pursuant to Section 3(d) of this Article IX.

(vi)         “Legacy First Midwest Directors Nominating Committee” shall mean a committee of the Board of Directors comprised of all of the Legacy First Midwest Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.

(vii)        “Legacy Old National” shall mean Old National Bancorp, an Indiana corporation, as in existence immediately prior to the Effective Time.

(viii)       “Legacy Old National Directors” shall mean the persons who were directors of Legacy Old National immediately prior to the Effective Time and who were designated to be directors of the Corporation by the Board of Directors of Legacy Old National prior to the Effective Time and any additional directors nominated by the Legacy Old National Directors Nominating Committee pursuant to Section 3(e) of this Article IX.

(ix)         “Legacy Old National Directors Nominating Committee” shall mean a committee of the Board of Directors comprised of all of the Legacy Old National Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.

(x)          “Old National Bank” shall mean Old National Bank, a wholly owned subsidiary of the Corporation.

(xi)         “Specified Period” shall mean the period beginning at the Effective Time and ending on the thirty-six (36) month anniversary of the Effective Time.

2.	Executive Chairman; CEO; Lead Director.

(a)          Effective as of the Effective Time, (i) Mr. Michael L. Scudder shall serve as the Executive Chairman of the Board of Directors and shall report directly to the Board of Directors and (ii) Mr. James C. Ryan III shall serve as the Chief Executive Officer of each of the Corporation and Old National Bank and Chairman of the Board of Directors of Old National Bank and shall report directly to the Board of Directors.

(b)          During the Specified Period, (i) any removal of any of the individuals serving in the capacities set forth in subsection (a) above from, or failure to appoint, re-elect or re-nominate any of them to, any such positions, other than in the case of Mr. Michael L. Scudder after the second anniversary of the Effective Time as contemplated by Section 2(c) of this Article IX, (ii) any amendment or modification to any employment, consulting or similar agreement with any of them to the extent such amendment or modification would adversely affect such individual, (iii) any termination of their employment by, or other service with, the Corporation or any subsidiary of the Corporation,  or (iv) any modification to any of their respective reporting relationships as set forth in these Bylaws shall, in each case, require the affirmative vote of at least seventy-five percent (75%)  of the Entire Board of Directors.

(c)          Upon the earlier of (i) the death, resignation, removal, disqualification or other cessation of service by Mr. Michael L. Scudder as Executive Chairman of the Board of Directors and (ii) the date following the second anniversary of the Effective Time, Mr. James C. Ryan III or, in the event of Mr. James C. Ryan III’s earlier death, resignation, removal, disqualification or other cessation of service as Chief Executive Officer of Old National, another individual, such other individual to be approved by the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors, shall be the Chairman of the Board of Directors.

(d)          During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by Mr. James C. Ryan III as the Chief Executive Officer of the Corporation, an individual approved by the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors shall be appointed to serve in such capacity.

(e)          During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by the Lead Director of the Board of Directors, the Legacy Old National Directors Nominating Committee shall have the exclusive authority to designate a Legacy Old National Director who shall be appointed to serve in such capacity. The Lead Director shall qualify as an independent director under the rules of the Designated Exchange.

3.	Composition of the Board of Directors.

During the Specified Period:

(a)          the Entire Board of Directors shall be comprised of sixteen (16) Directors, of which eight (8) shall be Legacy First Midwest Directors (one of whom, as of the Effective Time, shall be the Executive Chairman and Chief Executive Officer of Legacy First Midwest immediately prior to the Effective Time and eight (8) shall be Legacy Old National Directors (one of whom, as of the Effective Time, shall be the Chairman and Chief Executive Officer of Legacy Old National immediately prior to the Effective Time and one of whom shall be the Lead Director of Old National immediately prior to the Effective Time and who shall be the Lead Director of the Corporation);

(b)          all vacancies resulting from the cessation of service by any Legacy First Midwest Director for any reason shall be filled by the Board of Directors with a nominee selected by the Legacy First Midwest Directors Nominating Committee;

(c)          all vacancies resulting from the cessation of service by any Legacy Old National Director for any reason shall be filled by the Board of Directors with a nominee selected by the Legacy Old National Directors Nominating Committee;

(d)          the Legacy First Midwest Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Legacy First Midwest Director;

(e)          the Legacy Old National Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Legacy Old National Director;

(f)          all vacancies on the Board of Directors shall be promptly filled by the Board of Directors with the individuals chosen as provided for in this Article IX; and

(g)          any age limits, restrictions or retirement requirements for members of the Board of Directors shall not be applicable to persons designated as directors pursuant to this Article IX.

4.	Composition of Committees.

(a)          During the Specified Period and thereafter, the Board of Directors shall have and maintain as standing committees an Executive Committee, an Audit Committee, a Talent Development and Compensation Committee, a Corporate Governance and Nominating Committee (which, during the Specified Period, shall consist of the Legacy First Midwest Directors Nominating Committee and the Legacy Old National Directors Nominating Committee), an Enterprise Risk Committee, and a Culture, Community and Social Responsibility Committee.

(b)          During the Specified Period, the Board of Directors may by resolution (which shall require the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors) establish any committees not expressly contemplated by these Bylaws composed of directors as they may determine to be necessary or appropriate for the conduct of business of the Corporation and may prescribe the composition, duties and procedures thereof.

(c)          During the Specified Period, each committee of the Board of Directors (other than the Legacy Old National Directors Nominating Committee and the Legacy First Midwest Directors Nominating Committee) shall (i) have at least four (4) members, (ii) have an even number of members and (ii) be composed of fifty percent (50%) Legacy Old National Directors and fifty percent (50%) Legacy First Midwest Directors (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the Designated Exchange). All vacancies on any committee of the Board of Directors shall be promptly filled by the Board of Directors with individuals meeting the foregoing requirements.

(d)          During the Specified Period, the Chair of the Executive Committee shall be the Chairman of the Board of Directors and the Chair of the Corporate Governance and Nominating Committee shall be the Lead Director. The Chair positions of all other committees specifically identified in Section 4(a) of this Article IX shall be held so that 50% are held by Legacy First Midwest Directors and 50% are held by Legacy Old National Directors. Service on any committee shall be subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the Designated Exchange.

(e)          As of the Effective Time, the Board of Directors shall constitute a Legacy First Midwest Directors Nominating Committee, which shall be comprised of all of the Legacy First Midwest Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange. At the end of the Specified Period, the Legacy First Midwest Directors Nominating Committee shall be automatically disbanded.

(f)          As of the Effective Time, the Board of Directors shall constitute a Legacy Old National Directors Nominating Committee, which shall be comprised of all of the Legacy Old National Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange. At the end of the Specified Period, the Legacy Old National Directors Nominating Committee shall be automatically disbanded.

(g)          Notwithstanding anything to the contrary in these Bylaws, during the Specified Period, no committee (including, for the avoidance of doubt, the Executive Committee) shall be permitted to take any action, and the Board shall not delegate to any committee the power to take any action, that, if taken by the Board of Directors, would require the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors pursuant to this Article IX.

5.	Old National Bank Board of Directors.

During the Specified Period, the members of the Old National Bank Board of Directors shall exclusively include persons who are then officers of Old National Bank and members of the management operating committee of Old National Bank and the Old National Bank Board of Directors shall exercise the scope of its authority and operate in a manner substantially consistent with that so exercised and operated prior to May 30, 2021.

6.	Corporate Name; Headquarters.

During the Specified Period, (a) the name of the Corporation shall be “Old National Bancorp” and the name of Old National Bank shall be “Old National Bank”, (b) the shares of common stock of the Corporation shall be traded on the Designated Exchange under the ticker symbol “ONB”, (c) the legal headquarters of the Corporation and the main office of Old National Bank shall be located in Evansville, Indiana, and (d) the Commercial Banking operations of Old National Bank and the Consumer Banking operations of Old National Bank shall be headquartered in Chicago, Illinois.

7.	Amendments.

(a)          During the Specified Period, this Article IX may be modified, amended or repealed (voluntarily or by merger, consolidation or otherwise by operation of law), and any Bylaw provision or other resolution inconsistent with these Bylaws may be adopted, by the Board of Directors only by (and any such modification, amendment, repeal or inconsistent Bylaw provisions and other resolutions may be proposed or recommended by the Board of Directors for adoption by the shareholders of the Corporation only by) an affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors.

(b)          During the Specified Period, Section 4(a) of the Bylaws shall be as follows: (a) “Except as provided for in Section 7(a) of this Article IX of these Bylaws, the Board of Directors by an affirmative vote of not less than a majority vote of the Entire Board of Directors shall have the power to make, alter, amend or repeal the Bylaws of the Corporation,”.

Exhibit C

Form of Bank Merger Agreement

AGREEMENT AND PLAN OF MERGER OF
FIRST MIDWEST BANK
WITH AND INTO
OLD NATIONAL BANK

This Agreement and Plan of Merger (this “Agreement”), dated as of [●], 2021, is made by and between Old National Bank, a national bank (the “Surviving Bank”), and First Midwest Bank, an Illinois state-chartered bank (the “Merging Bank”).

WITNESSETH:

WHEREAS, Surviving Bank, a national banking association duly organized and existing under the laws of the United States, with its main office located in Evansville, Indiana, all the issued and outstanding capital stock of which is owned directly by Old National Bancorp, an Indiana corporation (“Old National”), has authorized capital stock consisting of [●] shares of common stock, par value of [●] per share, of which [●] shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Merging Bank, an Illinois state-chartered bank, with its main office located in Chicago, Illinois, all the issued and outstanding capital stock of which is owned directly by First Midwest Bancorp, Inc., a Delaware corporation (“First Midwest”), has authorized capital stock consisting of 4,000,000 shares of common stock, par value $10.00 per share, all of which shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Old National and First Midwest have entered into an Agreement and Plan of Merger, dated as of May 30, 2021 (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, First Midwest will merge with and into Old National, with Old National surviving the merger as the surviving corporation and continuing as the direct parent of Surviving Bank and becoming the direct parent of Merging Bank (the “Merger”);

WHEREAS, contingent upon the Merger, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of Merging Bank with and into Surviving Bank, with Surviving Bank surviving the merger (the “Bank Merger”); and

WHEREAS, the Board of Directors of Surviving Bank and the Board of Directors of Merging Bank deem the Bank Merger desirable and in the best interests of their respective banks, and have authorized and approved the execution and delivery of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I

BANK MERGER

1.1         The Bank Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Merging Bank shall be merged with and into Surviving Bank in accordance with the provisions of 12 U.S.C. § 215a and 12 U.S.C. § 1828(c).  At the Effective Time, the separate existence of Merging Bank shall cease, and Surviving Bank, as the surviving entity, shall continue its existence under the laws of the United States as a national banking association.  All rights, franchises, and interests of Merging Bank in and to every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Bank Merger without any deed or other transfer. The Surviving Bank, upon the Bank Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by Merging Bank at the time of the Bank Merger, subject to applicable provisions of 12 U.S.C. § 215a. The Surviving Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of any trust department, of each of the merging banks existing as of the Effective Time of the Bank Merger.  Immediately following the Effective Time, the Surviving Bank shall continue to operate the main or principal office and each of the branches of Merging Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate each of the branches of the Surviving Bank existing at the Effective Time.

1.2         Closing.  The closing of the Bank Merger will take place immediately following the Merger or at such other time and date as Old National may determine in its sole discretion, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof, at such place as is agreed by the parties hereto.

1.3         Effective Time.  Subject to applicable law, the Bank Merger shall become effective upon the issuance of a certification of merger by the Office of the Comptroller of the Currency (“OCC”) (such date and time being herein referred to as the “Effective Time”).

1.4         Articles of Association and By‑laws.  The national bank charter, articles of association and bylaws of Surviving Bank in effect immediately prior to the Effective Time shall be the national bank charter, articles of association and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.

1.5         Board of Directors.  At the Effective Time, the board of directors of the Surviving Bank shall consist of those persons designated by Old National at the Effective Time.

1.6         Officers.  At the Effective Time, the officers of Surviving Bank shall continue to serve in their respective capacity as officers of the Surviving Bank, except as may be designated by Old National at the Effective Time.

1.7         Name and Main Office.  The name of the Surviving Bank shall be “Surviving Bank” and the main office of the Surviving Bank shall be at One Main Street, Evansville, Indiana 47708.

1.8         Tax Treatment.  It is the intention of the parties that the Bank Merger be treated for U.S. federal income tax purposes as a “tax free reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.

ARTICLE II

CONSIDERATION

2.1         Effect on Merging Bank Capital Stock.  At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Merging Bank, all shares of Merging Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

2.2         Effect on Surviving Bank Capital Stock.  Each share of Surviving Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Bank.

ARTICLE III

COVENANTS

3.1         During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Merger Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE IV

CONDITIONS PRECEDENT

4.1         The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

a.
The approval of the OCC under 12 U.S.C. § 215a and 12 U.S.C. § 1828(c) with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired or been terminated; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired or been terminated.

b.	The Merger shall have been consummated in accordance with the terms of the Merger Agreement.

c.
No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the Bank Merger.

d.	This Agreement shall have been ratified, confirmed and approved by the sole shareholder of each of Surviving Bank and Merging Bank.

ARTICLE V

TERMINATION AND AMENDMENT

5.1         Termination.  This Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto.  This Agreement will terminate automatically without any action by the parties hereto upon the termination of the Merger Agreement.

5.2         Amendment.  This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE VI

GENERAL PROVISIONS

6.1         Representations and Warranties.  Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

6.2         Nonsurvival of Agreements.  None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

6.3        Interpretation.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  References to “the date hereof” shall mean the date of this Agreement.

6.4         Counterparts.  This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

6.5         Entire Agreement.  This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Merger Agreement.

6.6         Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed wholly within such state, except to the extent that the federal laws of the United States shall be applicable hereto.

6.7         Assignment.  Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 6.08 shall be null and void.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.

MERGING BANK

By:
Title:

SURVIVING BANK

By:
Title:

Exhibit 10.1

Exhibit Version

May 30, 2021

James C. Ryan, III
At the address on file with the Corporation

Dear James:

Reference is made to the Agreement and Plan of Merger, dated as of May 30, 2021, between Old National Bancorp (the “Corporation”) and First Midwest Bancorp, Inc. (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) and your Employment Agreement, dated as of March 10, 2021, by and between you and the Corporation (your “Employment Agreement”). Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to them in the Merger Agreement, except as otherwise noted.

As you are aware, the Merger Agreement contemplates that, as of the Closing Date, you will no longer serve as Chairman of the Board of Directors of the Corporation (the “Board”) but will serve as a director and Chief Executive Officer of the Surviving Corporation.

This letter agreement confirms to you, and you agree that your Employment Agreement shall be amended as follows:

Severance Compensation. In the event of a termination of employment without Cause (as defined in your Employment Agreement) or resignation for Good Reason (as defined in your Employment Agreement, but subject to the section entitled “Waiver of Good Reason” below) after the Closing Date, you will be eligible for severance under Section 7 and 8 of your Employment Agreement.

Integration Award. You will be granted a Performance Share award of 296,063 shares of Company Common Stock (the “Integration Award”).  The Integration Award shall be granted under the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as amended (the “Plan”), and shall be evidenced by a separate award agreement.  The Integration Award shall vest twenty-four (24) months following the Closing Date (the “Performance Period”), subject to the achievement of $109 million in estimated cost savings from the Merger (“Integration Performance Target”) during the Performance Period, as set forth in Model of Cost Saves presented to the Committee (as defined in the Plan). The Integration Award will be paid based upon approval by the Committee of the percentage of achievement of the Integration Performance Target during the Performance Period, with fifty percent (50%) of the Performance Shares underlying the Integration Award being payable upon achievement during the Performance Period of cost savings equal to a minimum seventy-five percent (75%) of the Integration Performance Target. The remaining Performance Shares underlying the Integration Award shall be payable upon achievement of cost savings during the Performance Period between seventy-five percent (75%) of the Integration Performance Target and one hundred percent (100%) or more of the Integration Performance Target.  The Performance Shares payable for achievement of the Integration Performance Target between seventy-five percent (75%) and one hundred percent (100%) of the Integration Performance Target shall be determined on a prorated, straight-line basis for achievement of results falling between the seventy-five percent (75%) and one hundred percent (100%) thresholds (e.g., if 70% of the Integration Performance Target is achieved, no Performance Shares shall be payable; if 90% of the Integration Performance Target is achieved, 80% of the Performance Shares underlying the Integration Award shall be payable; and if 100% or more of the Integration Performance Target is achieved, 100% of the Performance Shares underlying the Integration Award shall be payable).  If the Committee determines that the Integration Performance Target has been achieved prior to the end of the Performance Period, then it may accelerate the vesting and payment of the Integration Award, but not to a date that is earlier than the one-year minimum vesting period provided in the Plan. Any unpaid portion of your Integration Award will be paid to you in a lump sum in full, if prior to the end of the Performance Period, there is (1) an early termination of service by the Corporation other than for Unacceptable Performance or Cause (as defined in your Employment Agreement) or (2) a resignation by you for Good Reason (as defined in your Employment Agreement, but subject to the section entitled “Waiver of Good Reason” below).

Outstanding Equity Awards. Your Corporation equity awards will continue to be outstanding equity awards of the Surviving Corporation and will vest in accordance with their respective terms; provided, however, that performance criteria on all performance-vested awards shall be deemed satisfied at Closing at the better of Target or actual performance.  Upon (1) early termination of service by the Corporation or the Surviving Corporation other than for Unacceptable Performance or Cause (as defined in your Employment Agreement) or (2) a resignation by you for Good Reason (as defined in your Employment Agreement, but subject to the section entitled “Waiver of Good Reason” below), any of your unvested equity awards of the Corporation that were outstanding on the Closing Date will accelerate and vest in full.

Waiver. You acknowledge and agree that your removal from the role of director of Chairman of the Board at the Closing Date will not constitute Good Reason under your Employment Agreement so long as you are re-elected as Chairman of the Board on the second annual anniversary of the Closing Date. You hereby waive any right to claim that the Mergers contemplated by the Merger Agreement constitute a Change in Control under your Employment Agreement.

Miscellaneous. Except as set forth above, the terms of your Employment Agreement remain in full force and effect. Section headings herein are for reference purposes only and shall not affect the interpretation of the provisions hereof. If the Integration Performance Target described herein is not achieved, the Committee shall not grant a replacement award.

The effectiveness of this letter agreement shall be conditioned upon the Closing. In the event that the Merger Agreement terminates prior to Closing, this letter agreement shall be void ab initio.

[Signature Pages Follow]

Sincerely,
OLD NATIONAL BANCORP

/s/ Kendra Vanzo
By: Kendra Vanzo
Title: Chief Administrative Officer, SEVP

AGREED AND ACCEPTED:
EXECUTIVE

/s/ James C. Ryan III
James C. Ryan III

[Signature Page to Letter Agreement]

Exhibit 10.2

Execution Version

May 30, 2021

James A. Sandgren
At the address on file with the Corporation

Dear James:

Reference is made to the Agreement and Plan of Merger, dated as of May 30, 2021, between Old National Bancorp (the “Corporation”) and First Midwest Bancorp, Inc. (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) and your Employment Agreement, dated as of March 10, 2021, by and between you and the Corporation (your “Employment Agreement”). Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to them in the Merger Agreement, except as otherwise noted.

As you are aware, the Merger Agreement contemplates that, as of the Closing Date, you will no longer serve as President and Chief Operating Officer of the Corporation but will serve as a Chief Executive Officer, Commercial Banking of the Surviving Corporation.

This letter agreement confirms to you, and you agree that your Employment Agreement shall be amended as follows:

Severance Compensation. In the event of a termination of employment without Cause (as defined in your Employment Agreement) or resignation for Good Reason (as defined in your Employment Agreement, but subject to the section entitled “Waiver of Good Reason” below) after the Closing Date, you will be eligible for severance under Section 7 and 8 of your Employment Agreement.

Integration Award. You will be granted a Performance Share award of 164,829 shares of Company Common Stock (the “Integration Award”).  The Integration Award shall be granted under the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as amended (the “Plan”), and shall be evidenced by a separate award agreement.  The Integration Award shall vest twenty-four (24) months following the Closing Date (the “Performance Period”), subject to the achievement of $109 million in estimated cost savings from the Merger (“Integration Performance Target”) during the Performance Period, as set forth in Model of Cost Saves presented to the Committee (as defined in the Plan). The Integration Award will be paid based upon approval by the Committee of the percentage of achievement of the Integration Performance Target during the Performance Period, with fifty percent (50%) of the Performance Shares underlying the Integration Award being payable upon achievement during the Performance Period of cost savings equal to a minimum seventy-five percent (75%) of the Integration Performance Target. The remaining Performance Shares underlying the Integration Award shall be payable upon achievement of cost savings during the Performance Period between seventy-five percent (75%) of the Integration Performance Target and one hundred percent (100%) or more of the Integration Performance Target.  The Performance Shares payable for achievement of the Integration Performance Target between seventy-five percent (75%) and one hundred percent (100%) of the Integration Performance Target shall be determined on a prorated, straight-line basis for achievement of results falling between the seventy-five percent (75%) and one hundred percent (100%) thresholds (e.g., if 70% of the Integration Performance Target is achieved, no Performance Shares shall be payable; if 90% of the Integration Performance Target is achieved, 80% of the Performance Shares underlying the Integration Award shall be payable; and if 100% or more of the Integration Performance Target is achieved, 100% of the Performance Shares underlying the Integration Award shall be payable).  If the Committee determines that the Integration Performance Target has been achieved prior to the end of the Performance Period, then it may accelerate the vesting and payment of the Integration Award, but not to a date that is earlier than the one-year minimum vesting period provided in the Plan. Any unpaid portion of your Integration Award will be paid to you in a lump sum in full, if prior to the end of the Performance Period, there is (1) an early termination of service by the Corporation other than for Unacceptable Performance or Cause (as defined in your Employment Agreement) or (2) a resignation by you for Good Reason (as defined in your Employment Agreement, but subject to the section entitled “Waiver of Good Reason” below).

Outstanding Equity Awards. Your Corporation equity awards will continue to be outstanding equity awards of the Surviving Corporation and will vest in accordance with their respective terms; provided, however, that performance criteria on all performance-vested awards shall be deemed satisfied at Closing at the better of Target or actual performance.  Upon (1) early termination of service by the Corporation or the Surviving Corporation other than for Unacceptable Performance or Cause (as defined in your Employment Agreement) or (2) a resignation by you for Good Reason (as defined in your Employment Agreement, but subject to the section entitled “Waiver of Good Reason” below), any of your unvested equity awards of the Corporation that were outstanding on the Closing Date will accelerate and vest in full.

Waiver. You acknowledge and agree that your removal from the role of President and Chief Operating Officer at the Closing Date will not constitute Good Reason under your Employment Agreement. You hereby waive any right to claim that the transactions contemplated by the Merger Agreement constitute a Change in Control under your Employment Agreement.

Miscellaneous. Except as set forth above, the terms of your Employment Agreement remain in full force and effect. Section headings herein are for reference purposes only and shall not affect the interpretation of the provisions hereof. If the Integration Performance Target described herein is not achieved, the Committee shall not grant a replacement award.

The effectiveness of this letter agreement shall be conditioned upon the Closing. In the event that the Merger Agreement terminates prior to Closing, this letter agreement shall be void ab initio.

[Signature Pages Follow]

Sincerely,
OLD NATIONAL BANCORP

/s/ Kendra Vanzo
By: Kendra Vanzo
Title: Chief Administrative Officer, SEVP

AGREED AND ACCEPTED:
EXECUTIVE

/a/ James A. Sandgren
James A. Sandgren

[Signature Page to Letter Agreement]